Exhibit 2.1

Execution Version

SECURITIES PURCHASE AGREEMENT

by and among

REPAY HOLDINGS, LLC

and

THE DIRECT AND INDIRECT OWNERS OF

CDT TECHNOLOGIES, LTD.

As of February 10, 2020

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

-iii-

LIST OF EXHIBITS

Exhibit A	Net Working Capital Example
Exhibit B	Gross Profit Calculation
Exhibit C	Purchase Price Allocation

LIST OF SCHEDULES

Schedule 1.1	Interests; Ownership Percentages
Schedule 2.3	Capitalization
Schedule 2.6(b)	Office Leases
Schedule 2.7(a)	Title to Personal Property
Schedule 2.7(b)	Personal Property Above $25,000
Schedule 2.8(a)	Financial Statements
Schedule 2.8(c)	Accounting Changes
Schedule 2.9	No Undisclosed Liabilities
Schedule 2.10	Absence of Certain Changes
Schedule 2.12	Compliance with Law
Schedule 2.13(a)	Company Contracts
Schedule 2.13(b)	Change of Control Provisions
Schedule 2.13(c)	Certain Amendments and New Company Contracts
Schedule 2.14	Tax Exceptions
Schedule 2.15	Employees
Schedule 2.16(a)	Company Benefit Plans
Schedule 2.17	Insurance Policies
Schedule 2.18(a)	Company Registered Intellectual Property
Schedule 2.18(b)	Company Proprietary Software
Schedule 2.19	Transactions with Affiliates
Schedule 2.20(a)	Customer and Other Business Relations
Schedule 2.20(b)	Customer and Other Business Relation Terminations
Schedule 2.21	Licenses and Permits
Schedule 2.24	Bank Accounts; Powers of Attorney
Schedule 5.1(a)	Required Consents
Schedule 5.1(c)	Persons Entering into Employment Agreements
Schedule 5.1(d)	Persons Entering into Consulting Agreements
Schedule 5.1(e)	Persons Entering into Non-Competition, Non-Solicitation and Non-Disclosure Agreements
Schedule 8.15(u)	Knowledge

-iv-

DEFINED TERMS

The following is a list of the defined terms used in this Agreement:

Terms	Page
Additional Earnout Amount	7
Adjustment Deficit	6
Adjustment Escrow Amount	4
Adjustment Escrow Fund	4
Adjustment Escrow Shortfall	6
Adjustment Surplus	6
Affiliate	48
Agreement	1
Applicable Benefit Laws	22
Applicable Payment Networks	27
Arbitrator	5
Business	1
Business Day	48
Cap Amount	43
Change of Control Payments	2
Closing	39
Closing Adjustment Amount	2
Closing Date	39
Closing Date Cash Amount	2
Closing Date Indebtedness	2
Closing Date Statement	3
Closing Payment	4
Code	48
Company Benefit Plan	48
Company Contracts	18
Company Disclosure Schedules	11
Company Employees	36
Company Intellectual Property	49
Company Proprietary Software	25
Company Registered Intellectual Property	25
Consulting Agreements	37
Control	49
Disclosure Schedules	49
Dispute	56
Disputed Earnout Items	8
Disputed Items	5
Earnout Amounts	8
Earnout Periods	8
Employee Benefit Plan	49
Employment Agreements	37
ERISA	49

-v-

ERISA Affiliate	50
Escrow Agent	4
Escrow Agreement	4
Estimated Closing Adjustment Amount	3
Final Closing Adjustment Amount	6
Final Closing Adjustment Statement	6
Final Earnout Statement	9
Financial Statements	14
First Earnout Amount	7
First Earnout Period	8
Fraud	50
Fundamental Representations	50
GAAP	50
General Enforceability Exceptions	12
GLBA	50
Governmental Entity	50
Gross Profit	8
H&B	3
HIPAA	50
HITECH	50
Holdings	1
Immediate Family	50
Indemnification Escrow Amount	4
Indemnification Escrow Fund	4
Indemnified Party	40
Indemnifying Party	41
Intellectual Property	50
Interests	2
Knowledge	51
Legal Dispute	47
Licenses	28
Liens	2
Limited License	27
Material Adverse Effect	51
Mr. Sanders	1
Non-Compete Agreements	37
Office Lease	13
Organizational Documents	51
Parties	1
Party	1
Payment Network	52
PayResource	1
PCI DSS	52
Permitted Liens	52
Person	52
Pre-Closing Tax Period	32

-vi-

Preliminary Closing Adjustment Statement	5
Preliminary Earnout Statement	8
Principal	1
Privacy and Security Requirements	52
Privileged Materials	57
Purchase Price	2
Purchaser	1
Purchaser Ancillary Documents	29
Purchaser Designee	11
Purchaser Disclosure Schedules	29
Purchaser Indemnified Parties	39
Purchaser Losses	39
Purchaser Welfare Plans	36
R&W Cost Amount	4
R&W Insurance Policy	31
R&W Insurance Provider	52
Referral Partners	27
Second Earnout Amount	7
Second Earnout Period	8
Second Earnout Period Carryback Amount	7
Securities Act	30
Seller	1
Seller Ancillary Documents	12
Seller Indemnified Parties	40
Seller Losses	40
Seller Parties	1
Seller Party	1
Seller Representative	53
Seller Representative Expense Fund	56
Seller Representative Expense Fund Amount	4
Sellers	1
Sensitive Data	52
Software	53
Sponsor Partners	27
Straddle Period	32
Subsidiary	53
Target Working Capital	3
Tax	53
Tax Contest	34
Tax Indemnification Event	34
Tax Return	53
Taxes	53
Top Customers	27
Top Vendors	27
Transaction Expenses	3

-vii-

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of February 10, 2020 is made and entered into by and among REPAY HOLDINGS, LLC, a Delaware limited liability company (the “Purchaser”), CDT HOLDINGS, LLC, a Texas limited liability company (in its capacity as the Seller Representative, “Holdings”), PAYRESOURCE, LLC, a Texas limited liability company (“PayResource”), Christopher Blake Sanders (“Mr. Sanders”) and Dennis Stuart (Toby) Magill, Jr. (together with PayResource, Mr. Sanders and Holdings (in its capacity as a seller and not in its capacity as the Seller Representative), each such Person being hereinafter sometimes referred to, individually, as a “Seller” and, collectively, as the “Sellers”), and Dennis Stuart Magill, Sr. (the “Principal”). The Sellers and the Principal are sometimes referred to herein, individually, as a “Seller Party” and, collectively, as the “Seller Parties.” The Purchaser and the Seller Parties are sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties.” Certain capitalized terms used in this Agreement are defined in Section 8.15 hereof.

W I T N E S S E T H:

WHEREAS, the Sellers own all of the outstanding partnership interests and/or other ownership interests in CDT Technologies, LTD., a Texas limited partnership (the “Company”);

WHEREAS, the Company is engaged in the business of developing, marketing, providing and supporting payment processing services (including communications related thereto) and products (including, without limitation, technology solutions for inbound payments, outbound payments, and customer messaging) to businesses and other organizations in the mortgage, consumer finance, healthcare and insurance (including third party claim administration) industries and various other industries (collectively, the “Business”);

WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Sellers propose to sell to the Purchaser, and the Purchaser proposes to purchase from the Sellers, all of the outstanding partnership interests and/or other ownership interests in the Company;

WHEREAS, the Principal directly owns the equity interests in PayResource and stands to benefit materially from the transactions contemplated by this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated by this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1 Agreement to Purchase and Sell. Subject to the terms and conditions of this Agreement, the Sellers hereby sell, transfer and deliver to the Purchaser, and the Purchaser hereby purchases and acquires from the Sellers, the partnership interests and/or other ownership interests in the Company set forth on Schedule 1.1 hereto (all of such partnership interests and/or other ownership interests being sold hereunder being hereinafter referred to as the “Interests”), which Interests constitute all of the partnership interests and/or other ownership interests in the Company, free and clear of any and all liens, pledges, security interests, charges, claims, restrictions, leasehold interests, tenancies, restrictions, and encumbrances of any nature whatsoever (hereinafter collectively referred to as “Liens”), other than restrictions imposed by state and federal securities laws.

Section 1.2 Purchase Price. Subject to adjustment pursuant to Section 1.3 and Section 1.4, the aggregate amount to be paid by the Purchaser to the Sellers for the Interests (the “Purchase Price”) shall be (a) an amount equal to THIRTY-SIX MILLION DOLLARS ($36,000,000) (the “Closing Date Cash Amount”) and (b) the right to receive payment of up to FOURTEEN MILLION DOLLARS ($14,000,000) in Earnout Amounts pursuant to the terms and conditions of Section 1.5.

Section 1.3 Closing Date Statement; Payment of Closing Date Cash Amount.

(a) As used in this Agreement:

(i) “Change of Control Payments” means all amounts payable by the Company to any employee, independent contractor, manager or other Person in connection with the transactions contemplated by this Agreement, including, without limitation, any change in control or sale payments or bonuses, phantom equity or units, restricted units and other similar payments and the employer portion of any employment, payroll or other Tax withholdings or similar Taxes thereon, and not paid in full prior to the Closing Date, but excluding Transaction Expenses.

(ii) “Closing Adjustment Amount” means an amount equal to (A) the amount of the Change of Control Payments, plus (B) amount of the Closing Date Indebtedness, plus (C) the amount of the Transaction Expenses, plus (D) the amount, if any, by which the Target Working Capital exceeds the Net Working Capital, minus (E) the amount, if any, by which the Net Working Capital exceeds the Target Working Capital.

(iii) “Closing Date Indebtedness” means all of the following liabilities or obligations of the Company as of the close of business on the Closing Date (without duplication): (A) in respect of borrowed money or represented by notes, bonds, debentures or other similar instruments; (B) for deferred purchase price of property or services (including all obligations under any acquisition agreements pursuant to which the Company is, or may be, responsible for any earn-out, note payable or other contingent payments); (C) in respect of letters of credit, fidelity bonds, surety bonds, performance bonds and bankers’ acceptances (including contingent reimbursement obligations or any other commitments assuring a creditor against loss), but only to the extent drawn or called prior to the Closing Date; (D) under hedging, interest rate swap, derivative or similar agreements; (E) under finance leases (as determined under GAAP); (F) guarantees with respect to the obligations or liabilities described in clauses (A) through (E); and (G) any accrued interest on the obligations or liabilities described in clauses (A) through (F) and any prepayment premiums or penalties or similar expenses related to any of the foregoing would be payable if such obligations or liabilities were paid in full as of the Closing Date.

(iv) “Net Working Capital” means (A) the aggregate of current assets account balances of the Company minus (B) the aggregate of current liabilities account balances of the Company (excluding any item of Closing Date Indebtedness and Transaction Expenses), in each case determined as of the close of business on the Closing Date in accordance with the procedures and methodologies applied in the preparation of the example calculation set forth on Exhibit A hereto.

(v) “Target Working Capital” means an amount equal to $1,300,000.

(vi) “Transaction Expenses” means all legal, accounting, financial advisory and other third party advisory or consulting fees and expenses incurred by the Company or any Seller Party in connection with this Agreement and the transactions contemplated hereby and not paid prior to the Closing Date, including such amounts payable to Leonis Partners and Haynes and Boone, LLP (“H&B”).

(b) Prior to the date hereof, the Seller Representative delivered to the Purchaser a statement (the “Closing Date Statement”) setting forth a good faith detailed estimate of (i) the Change of Control Payments; (ii) the Closing Date Indebtedness; (iii) the Transaction Expenses; and (iv) the Net Working Capital. The Purchaser shall prepare a calculation of the estimated Closing Adjustment Amount (the “Estimated Closing Adjustment Amount”) based on the Closing Date Statement. The Estimated Closing Adjustment Amount shall be subject to adjustment following the Closing pursuant to Section 1.4.

(c) On the Closing Date, the Purchaser shall:

(i) on behalf of the Company, pay or cause to be paid to the applicable lender(s) or lessor(s) the amounts set forth in the applicable payoff letter(s) delivered in accordance with Section 5.1(b) with respect to the Closing Date Indebtedness;

(ii) on behalf of the Company, pay or cause to be paid to the applicable payee(s) the aggregate amount of the Change of Control Payments (net of applicable tax withholdings) set forth in the Closing Date Statement, to the extent due and payable at that time, with any remaining amounts to be paid when due after the Closing Date;

(iii) on behalf of the Company, pay or cause to be paid to the applicable payee(s) the aggregate amount of the Transaction Expenses set forth in the Closing Date Statement;

(iv) deposit or cause to be deposited the sum of THREE HUNDRED THOUSAND DOLLARS ($300,000) (the “Adjustment Escrow Amount”) and TWO HUNDRED THOUSAND DOLLARS ($200,000) (the “Indemnification Escrow Amount”) with Citibank, National Association, a national banking association, as escrow agent (the “Escrow Agent”), which Adjustment Escrow Amount (together with any earnings thereon, the “Adjustment Escrow Fund”) and Indemnification Escrow Amount (together with any earnings thereon, the “Indemnification Escrow Fund”) shall be held and released in accordance with this Agreement and the terms and conditions of that certain escrow agreement, dated as of the date hereof, by and among the Seller Representative, the Purchaser and the Escrow Agent (the “Escrow Agreement”);

(v) pay or cause to be paid to the Seller Representative, on behalf of the Sellers, ONE MILLION DOLLARS ($1,000,000) to be held in the Seller Representative Expense Fund (such amount, the “Seller Representative Expense Fund Amount”);

(vi) pay or cause to be paid to the applicable insurance carrier or broker the applicable premium (together with any underwriting fee and surplus lines tax or similar other costs thereon, collectively, the “R&W Cost Amount”) for purposes of securing the R&W Insurance Policy; and

(vii) pay or cause to be paid to the Seller Representative (on behalf of the Sellers) an aggregate amount (the “Closing Payment”) equal to (A) the Closing Date Cash Amount, plus or minus, as the case may be, (B) the Estimated Closing Adjustment Amount, minus (C) the sum of the Adjustment Escrow Amount and the Indemnification Escrow Amount, minus (D) the R&W Cost Amount, minus (E) the Seller Representative Expense Fund Amount. The Seller Representative shall promptly distribute to each Seller such Seller’s pro rata share of the Closing Payment in accordance with the ownership percentages set forth on Schedule 1.1. The Parties acknowledge and agree that, following the Purchaser’s delivery of the Closing Payment to the Seller Representative pursuant to this Section 1.3(c)(vii), the Purchaser shall have no further obligation to the Sellers with respect to the Closing Payment, and the Purchaser shall not be responsible for the Seller Representative’s distribution of the Closing Payment to the Seller’s in accordance with this Section 1.3(c)(vii).

All payments required under this Section 1.3(c) shall be made by the wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient(s) at least three (3) Business Days prior to the Closing Date.

Section 1.4 Adjustment of Purchase Price.

(a) Within ninety (90) days following the Closing Date, the Purchaser will prepare or cause to be prepared and deliver to the Seller Representative a calculation of the Net Working Capital, the Closing Date Indebtedness, the Change of Control Payments, the Transaction Expenses and the final Closing Adjustment Amount (the

“Preliminary Closing Adjustment Statement”). The Purchaser shall provide the Seller Representative and its representatives with reasonable access to the books, records and other documents (including work papers) pertaining to or used in connection with the preparation of the Preliminary Closing Adjustment Statement.

(b) The Seller Representative shall have thirty (30) days following receipt of the Preliminary Closing Adjustment Statement during which to notify the Purchaser of any dispute of any item contained in the Preliminary Closing Adjustment Statement, which notice shall set forth in reasonable detail (to the extent available) the basis for such dispute (the “Disputed Items”). If the Seller Representative does not notify the Purchaser of any Disputed Items within such thirty (30) day period, the Preliminary Closing Adjustment Statement shall be deemed to be the Final Closing Adjustment Statement. The Purchaser and the Seller Representative shall cooperate in good faith to resolve any Disputed Items as promptly as possible and, upon such resolution, the Final Closing Adjustment Statement shall be prepared in accordance with the agreement of the Purchaser and the Seller Representative.

(c) If the Purchaser and the Seller Representative are unable to resolve any Disputed Items within fifteen (15) Business Days (or such longer period as the Purchaser and the Seller Representative shall mutually agree in writing) of notice of a dispute, the Parties shall engage an independent accounting firm mutually agreeable to the Purchaser and the Seller Representative (the “Arbitrator”) to resolve all issues having a bearing on such dispute and such resolution shall be final and binding on the Parties. The Arbitrator shall only decide the specific items under dispute by the Parties, and its decision for each of the Disputed Items must be within the range of values assigned to each such item in the Preliminary Closing Adjustment Statement and the Disputed Items, respectively, and the Arbitrator shall further limit its review to whether the Preliminary Closing Adjustment Statement or any component thereof contained mathematical errors and/or to whether the Preliminary Closing Adjustment Statement or any component thereof was calculated in accordance with this Agreement. The Parties shall cooperate in good faith to assist the Arbitrator in connection with its work and to provide any information reasonably requested by the Arbitrator in connection therewith as promptly as possible. The Arbitrator shall use commercially reasonable efforts to complete its work within thirty (30) days of its engagement. The expenses of the Arbitrator shall be paid by the Seller Parties, on the one hand, and the Purchaser, on the other hand, based upon the percentage that the amount actually awarded to the Seller Parties or the Purchaser, respectively, bears to the aggregate amount actually contested by or on behalf of the Seller Parties and the Purchaser. For example, if the amount contested were $1,000, and the Arbitrator awarded $600 in favor of the Seller Representative’s position, then 60% of the Arbitrator’s costs would be borne by the Purchaser. The calculation of the Net Working Capital as finally determined pursuant to this Section 1.4 is referred to herein as the “Final Closing Adjustment Statement” and the amount of the Closing Adjustment Amount set forth on the Final Closing Adjustment Statement is referred to herein as the “Final Closing Adjustment Amount.”

(d) Within five (5) Business Days after the determination of the Final Closing Adjustment Statement in accordance with this Section 1.4, (i) if Estimated Closing Adjustment Amount is greater than the Final Closing Adjustment Amount (such difference being referred to herein as the “Adjustment Surplus”), then (A) the Purchaser and the Seller Representative shall issue joint written instructions to the Escrow Agent to release the entire Adjustment Escrow Fund to the Seller Representative, and (B) the Purchaser shall pay to the Seller Representative an amount equal to the Adjustment Surplus, or (ii) if the amount of the Final Closing Adjustment Amount is greater than the Estimated Closing Adjustment Amount (such difference being referred to herein as the “Adjustment Deficit”), then the Purchaser and the Seller Representative shall issue joint written instructions to the Escrow Agent to release (A) an amount equal to the Adjustment Deficit from the Adjustment Escrow Fund to the Purchaser, and (B) the balance, if any, of the Adjustment Escrow Fund (after release to the Purchaser of the amount set forth in the preceding clause (ii)(A)) to the Seller Representative; provided, however, if the Adjustment Escrow Fund is less than the Adjustment Deficit (such shortfall being referred to herein as the “Adjustment Escrow Shortfall”), then (x) the Purchaser and the Seller Representative shall issue joint written instructions to the Escrow Agent to release the entire Adjustment Escrow Fund to the Purchaser and (y) the Seller Parties shall pay to the Purchaser an amount equal to the Adjustment Escrow Shortfall. Any payment required under this Section 1.4(d) shall be made by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the Seller Representative or the Purchaser, as applicable, at least three (3) Business Days prior to the applicable payment date and shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes. For the avoidance of doubt, all payments to the Seller Representative pursuant to this Section 1.4(d) shall be net of the aggregate amount of any Change of Control Payments due and payable with respect to such payment (which shall include the employer portion of any employment, payroll or other Tax withholdings or similar Taxes thereon), which aggregate amount shall be paid to the Company, and the Company shall pay such amount to the applicable payee(s) at such same time. The Seller Representative shall promptly distribute to each Seller such Seller’s pro rata share of any amounts distributed to the Seller Representative pursuant to this Section 1.4(d) in accordance with the ownership percentages set forth on Schedule 1.1. The Parties acknowledge and agree that, following the payment of any amount to the Seller Representative pursuant to this Section 1.4(d), the Purchaser shall have no further obligation to the Sellers with respect to such amount, and the Purchaser shall not be responsible for the Seller Representative’s distribution of such amount to the Seller’s in accordance with this Section 1.4(d).

Section 1.5 Earnout Payments.

(a) Subject to the terms and conditions of this Section 1.5, the Sellers shall be entitled to receive an amount equal to the “First Earnout Amount,” which shall be defined as follows:

(i) If Gross Profit for the First Earnout Period is equal to or less than $8,452,178, then the First Earnout Amount shall be zero;

(ii) If Gross Profit for the First Earnout Period is greater than $8,452,178 but less than $9,156,527, then the First Earnout Amount shall be the product obtained by multiplying (A) $7,000,000, by (B) the fraction obtained by dividing (1) the amount by which the Gross Profit for the First Earnout Period exceeds $8,452,178, by (2) $704,349; and

(iii) If Gross Profit for the First Earnout Period is equal to or greater than $9,156,527, then the First Earnout Amount shall be $7,000,000.

(b) Subject to the terms and conditions of this Section 1.5, the Sellers shall be entitled to receive an amount equal to the “Second Earnout Amount,” which shall be defined as follows:

(i) If Gross Profit for the Second Earnout Period is equal to or less than $10,987,832, then the Second Earnout Amount shall be zero;

(ii) If Gross Profit for the Second Earnout Period is greater than $10,987,832 but less than $11,445,658, then the Second Earnout Amount shall be the product obtained by multiplying (A) $7,000,000, by (B) the fraction obtained by dividing (1) the amount by which the Gross Profit for the Second Earnout Period exceeds $10,987,832, by (2) $457,826; and

(iii) If Gross Profit for the Second Earnout Period is equal to or greater than $11,445,658, then the Second Earnout Amount shall be $7,000,000.

(c) In the event that (i) the Gross Profit for the Second Earnout Period is greater than $11,445,658 (the amount, if any, by which Gross Profit for the Second Earnout Period exceeds $11,445,658 being referred to as the “Second Earnout Period Carryback Amount”), and (ii) the First Earnout Amount is less than $7,000,000, then the Second Earnout Amount shall be increased by an amount (the “Additional Earnout Amount”) equal to (A) the hypothetical amount that would have been calculated under Section 1.5(a) if the Gross Profit for the First Earnout Period had been increased by the Second Earnout Period Carryback Amount, less (B) the First Earnout Amount (if any); provided, however, in no event shall the sum of the First Earnout Amount and the Additional Earnout Amount exceed $7,000,000. For the avoidance of doubt, in no event shall the Purchaser be required to pay more than $14,000,000 in the aggregate under this Section 1.5.

(d) For purposes of this Section 1.5, the following definitions shall apply:

(i) the term “Earnout Amounts” means, collectively, the First Earnout Amount and the Second Earnout Amount;

(ii) the term “Earnout Periods” means, collectively, the First Earnout Period and the Second Earnout Period;

(iii) the term “First Earnout Period” means the period beginning January 1, 2020 and ending December 31, 2020;

(iv) the term “Gross Profit” means, for each Earnout Period, an amount equal to (A) the total revenue earned by the Company during such period, less (B) the sum of (1) the cost of revenue incurred by the Company during such period, and (2) all other direct expenses incurred by the Company during such period, all determined in accordance with the policies, practices and methodologies applied in the preparation of the historical financial information set forth on Exhibit B attached hereto; and

(v) the term “Second Earnout Period” means the period beginning January 1, 2021 and ending December 31, 2021.

(e) Within ninety (90) days after the end of the applicable Earnout Period, the Purchaser shall prepare and deliver to the Seller Representative a calculation (the “Preliminary Earnout Statement”) of the Gross Profit for the applicable Earnout Period and the applicable Earnout Amount (if any) derived therefrom. The Purchaser shall provide the Seller Representative and its representatives with reasonable access to the books, records and other documents (including work papers) pertaining to or used in connection with the preparation of the Preliminary Earnout Statement.

(f) The Seller Representative shall have thirty (30) days following receipt of a Preliminary Earnout Statement during which to notify the Purchaser of any dispute to the Earnout Amount set forth on such Preliminary Earnout Statement, which notice shall set forth in reasonable detail (to the extent available) the basis for such dispute (the “Disputed Earnout Items”). If the Seller Representative does not notify the Purchaser of any Disputed Earnout Items within such thirty (30) day period, the Preliminary Earnout Statement shall be deemed to be the Final Earnout Statement with respect to the applicable Earnout Period. The Purchaser and the Seller Representative shall cooperate in good faith to resolve any Disputed Earnout Items as promptly as possible, and upon such resolution, the Final Earnout Statement with respect to the applicable Earnout Period shall be prepared in accordance with the agreement of the Purchaser and the Seller Representative.

(g) If the Purchaser and the Seller Representative are unable to resolve any Disputed Earnout Items within fifteen (15) Business Days (or such longer period as the Purchaser and the Seller Representative shall mutually agree in writing) of notice of a dispute, the Parties shall engage the Arbitrator to resolve all issues having a bearing on such dispute and such resolution shall be final and binding on the Parties. The Arbitrator shall only decide the specific items under dispute by the Parties, and its decision for each of the Disputed Earnout Items must be within the range of values assigned to each such item in the applicable Preliminary Earnout Statement and the Disputed Earnout Items, respectively, and the Arbitrator shall further limit its review to whether the applicable Preliminary Earnout Statement or any component thereof contained mathematical errors and/or to whether the applicable Preliminary Earnout Statement or any component thereof was calculated in accordance with this Agreement. The Parties shall cooperate in good faith to assist the Arbitrator in connection with its work and to provide any information reasonably requested by the Arbitrator in connection therewith as promptly as possible. The Arbitrator shall use commercially reasonable efforts to complete its work within thirty (30) days of its engagement. The expenses of the Arbitrator shall be paid by the Seller Parties, on the one hand, and the Purchaser, on the other hand, based upon the percentage that the amount awarded to the Seller Parties or the Purchaser, respectively, bears to the aggregate amount actually contested by or on behalf of the Seller Parties and the Purchaser. For example, if the amount contested were $1,000, and the Arbitrator awarded $600 in favor of the Seller Representative’s position, then 60% of the Arbitrator’s costs would be borne by the Purchaser. The Preliminary Earnout Statement for each Earnout Period as finally determined pursuant to this Section 1.5(g) shall each be referred to herein as a “Final Earnout Statement.”

(h) Within five (5) Business Days after the determination of a Final Earnout Statement in accordance with this Section 1.5, the Purchaser shall pay to the Seller Representative an amount equal to the Earnout Amount (if any) for the applicable Earnout Period as set forth on the Final Earnout Statement (net of the aggregate amount of any Change of Control Payments due and payable with respect to such Earnout Amount (which shall include the employer portion of any employment, payroll or other Tax withholdings or similar Taxes thereon), which the Purchaser, on behalf of the Company, shall pay or cause to be paid to the applicable payee(s) at such same time). The Seller Representative shall promptly distribute to each Seller such Seller’s pro rata share of the Earnout Amount in accordance with the ownership percentages set forth on Schedule 1.1. The Parties acknowledge and agree that, following the Purchaser’s delivery of the Earnout Amount to the Seller Representative pursuant to this Section 1.5(h), the Purchaser shall have no further obligation to the Sellers with respect to the Earnout Amount for the applicable Earnout Period, and the Purchaser shall not be responsible for the Seller Representative’s distribution of such Earnout Amount to the Seller’s in accordance with this Section 1.5(h). Any payment required under this Section 1.5 shall be made in by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the Seller Representative at least three (3) Business Days prior to the applicable payment date.

(i) The Seller Parties agree that any information or data provided under this Section 1.5 is confidential and proprietary in favor of the Purchaser and its Affiliates. The Seller Parties agree not to (i) use any such information or data other than for the purposes of reviewing, verifying or disputing the applicable Earnout Amount or (ii) disclose any such information or data to any Person other than to their representatives who are assisting the Seller Parties in connection with any review, verification or dispute of the applicable Earnout Amount.

(j) The Seller Parties hereby acknowledge that the achievement of applicable gross profit results sufficient to result in any Earnout Amounts is uncertain and that the Company and the Business may not achieve such level, and it is therefore not assured that the Seller Parties will be entitled to any Earnout Amounts. Subject to the following sentence, the Seller Parties further acknowledge that the Purchaser and/or its Affiliates shall have the right to operate the Company and the Business and their respective businesses in a manner that they deem to be in the best interests of the Purchaser and/or its Affiliates and their respective stockholders, and none of the Seller Parties will have any right to dispute the determination of any results hereunder based on any claim or allegation that arises out of or relates to the exercise of business judgment by the

Purchaser and/or its Affiliates. Notwithstanding anything in this Agreement to the contrary, the Purchaser shall not take or omit to take any action with the intent or purpose to reduce, eliminate or avoid the Earnout Amounts under this Agreement. The Purchaser shall maintain separate accounting books and records for the Company and the Business during the Earnout Periods.

(k) Notwithstanding anything to the contrary herein, the Purchaser shall not be required to pay any Earnout Amount payable pursuant to this Section 1.5, and the Seller Parties shall not be entitled to collect or enforce payment of any Earnout Payment, if, and for so long as, the applicable lenders restrict such payment due to a default under the senior credit facility of the Purchaser and/or its parent company in effect at such time (or such payment would otherwise result in a default under such senior credit facility); provided, however, that in such event, the Purchaser shall be required to pay the Earnout Amount payable pursuant to this Section 1.5 within five (5) Business Days after such restrictions are lifted or otherwise no longer applicable or such payment would not otherwise result in a default under such senior credit facility; provided, further, that if payment of the Earnout Amount is withheld or otherwise not paid when due and payable for any reason, then interest, compounded on an annual basis, will accrue on the unpaid balance at the rate of eight percent (8%) per annum from the date such payment is due until the date such payment is made.

(l) The Seller Parties’ employment status with the Purchaser shall not affect the Seller Parties’ rights under this Section 1.5.

Section 1.6 Withholding. The Purchaser, the Company, and the Seller Parties shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement or in connection with any event related to the transactions contemplated by this Agreement such amounts as the Purchaser, the Company, or the Seller Parties are required to deduct and withhold under United States federal, state or local or foreign Tax laws and to collect any necessary forms relating thereto, including Forms W-8 or W-9, as applicable, or any similar information, from Seller Parties and other recipients of payments hereunder and thereunder. To the extent that such amounts are so withheld and paid over to the relevant Governmental Entity by the Purchaser, the Company, or the Seller Parties, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made, provided, that the Purchaser or the Company shall first provide notice of such withholding to the Sellers and provide the Sellers the opportunity to obtain relief from such withholding, except that notice and an opportunity to obtain relief shall not apply where the payment amounts constitute wages subject to normal withholdings under United States federal, state or local or foreign Tax laws.

Section 1.7 Seller Party Release. In consideration for the Purchase Price, as of and following the Closing Date, each Seller Party knowingly, voluntarily and unconditionally releases, forever discharges, and covenants not to sue the Purchaser or the Company, their respective predecessors, successors, parents, Subsidiaries and other Affiliates, and all of their respective current and former officers, managers, employees, agents, and representatives from and for any and all claims, causes of action, demands, suits, debts, obligations, liabilities, damages, losses, costs, and expenses (including attorneys’ fees) of every kind or nature whatsoever, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, that such Seller Party has or may have, now or in the future, arising out of, relating to, or resulting from any act of commission or omission, errors, negligence, strict liability, breach of contract, tort, violations of law, matter or cause whatsoever from the beginning of time to the Closing Date; provided, however, that such release shall not cover any claims arising under this Agreement, including any Exhibits, Seller Ancillary Documents or Purchaser Ancillary Documents.

Section 1.8 Purchaser Designee. The Parties agree that the Purchaser may assign the right to purchase certain Interests to one or more of its Affiliates (each, a “Purchaser Designee”). Notwithstanding any such assignment, the Purchaser shall remain liable for, and any assignment or execution of any Purchaser Ancillary Document shall not relieve the Purchaser of, its obligations hereunder or thereunder. Any reference to the Purchaser in this Agreement shall to the extent applicable also be deemed a reference to the applicable Purchaser Designee, except where in context of this Agreement such use would not be appropriate.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

Except as set forth in the Disclosure Schedules referenced in this Article II (collectively, the “Company Disclosure Schedules”), which shall qualify the representations and warranties of the Seller Parties set forth in this Article II, the Seller Parties hereby jointly and severally represent and warrant to the Purchaser as follows:

Section 2.1 Organization. The Company is a limited partnership duly organized and validly existing under the laws of the State of Texas. The Company has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or registered as a foreign entity to transact business under the laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration other than jurisdictions where the failure to be so duly qualified or registered would not, individually or in the aggregate, have a Material Adverse Effect. The Company has heretofore delivered to the Purchaser correct copies of the Organizational Documents of the Company as currently in effect and the partnership record books of the Company with respect to actions taken by its partners. The Company is not qualified or registered to do business as a foreign entity in any jurisdiction outside of the State of Texas.

Section 2.2 Authorization. Each Seller Party has full power and authority to execute and deliver this Agreement and any other certificate, agreement, document or other instrument to be executed and delivered by such Seller Party in connection with the transactions contemplated by this Agreement (collectively, the “Seller Ancillary Documents”) and to perform such Seller Party’s respective obligations under this Agreement and the Seller Ancillary Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Ancillary Documents by each Seller Party that is not an individual, the performance by each such Seller Party of its obligations under this Agreement and the Seller Ancillary Documents, and the consummation of the transactions provided for in this Agreement and the Seller Ancillary Documents have been duly and validly authorized by all necessary action on the part of such Seller Party. This Agreement and the Seller Ancillary Documents have been duly executed and delivered by each Seller Party and, assuming the due and valid authorization, execution and delivery of this Agreement and the Seller Ancillary Documents (as applicable) by the Purchaser, constitute valid and binding agreements of each Seller Party, enforceable against such Seller Party in accordance with their respective terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies (the “General Enforceability Exceptions”).

Section 2.3 Capitalization. Schedule 2.3 hereto accurately sets forth the capital structure of the Company by listing thereon the partnership interests or other ownership interests in the Company which are authorized and which are issued and outstanding. The Interests (a) represent any and all partnership interests in the Company, (b) are held of record and beneficially owned as set forth on Schedule 2.3, free and clear of any Liens other than restrictions imposed by state and federal securities laws, and (c) were not issued in violation of the preemptive rights of any person or any agreement or laws, statutes, orders, decrees, rules, regulations and judgments of any Governmental Entities by which the Company at the time of issuance was bound. Except as disclosed on Schedule 2.3, (i) there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the partnership interests or other ownership interests in the Company, other than this Agreement; (ii) there are no outstanding Contracts or other agreements of the Company or any other Person to purchase, redeem or otherwise acquire any outstanding partnership interests or other ownership interests in the Company, or securities or obligations of any kind convertible into any partnership interests or other ownership interests in the Company; (iii) there are no dividends which have accrued or been declared but are unpaid on partnership interests or other ownership interests in the Company; and (iv) there are no outstanding or authorized equity option, equity appreciation, phantom equity, profits interests or similar rights with respect to the Company.

Section 2.4 Subsidiaries. The Company does not own, directly or indirectly, any capital stock or other equities, securities or interests in any other corporation or in any limited liability company, partnership, joint venture or other association.

Section 2.5 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Seller Ancillary Documents, the consummation of the transactions contemplated by this Agreement and the Seller Ancillary Documents and the fulfillment of and compliance with the terms and conditions of this Agreement and the Seller Ancillary Documents by the Seller Parties do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, (and with respect to subsection (b) and (d) only, as would have a material and adverse impact) (a) any term or provision of the charter documents of the Company, (b) except as set forth on Schedule 2.13(b), the Company Contracts, (c) any judgment, decree or order of any Governmental Entity to which the Company or any Seller Party is a party or by which the Company or any Seller Party or any of their respective properties are bound, or (d) any statute, law, rule, regulation or arbitration award applicable to the Company or any Seller Party. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Company or any Seller Party in connection with the execution, delivery or performance of this Agreement or the Seller Ancillary Documents or the consummation of the transactions contemplated thereby.

Section 2.6 Real Property.

(a) The Company has never owned, and does not currently own, any real property. The Company is not obligated, and has no options, to acquire an ownership interest in any real property.

(b) The office location described on Schedule 2.6(b) represents the only real estate leased, licensed or otherwise used by the Company. The Company has the valid right to use such premises pursuant to the applicable lease described on Schedule 2.6(b) (the “Office Lease”).

(c) Except as otherwise expressly noted on Schedule 2.6(b), the Company is not a lessor, sublessor or grantor under any lease, sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any of the premises subject to any of the Office Leases.

Section 2.7 Title to Personal Property; Related Matters. Except as set forth in Schedule 2.7(a), the Company has good title to, or a valid and binding leasehold or license interest in, all of the tangible personal property and assets of the Company, free and clear of all Liens except for Permitted Liens. Except as set forth on Schedule 2.7(a), all equipment and other items of tangible personal property owned, leased or licensed by the Company and used by Company in the Business (a) are in good operating condition (ordinary wear and tear excepted and other than items currently under repair), (b) are usable in the regular and ordinary course of business of the Company and (c) conform to all material laws, ordinances, codes, rules and regulations applicable thereto except where the failure to so conform would not have a material and adverse impact. To the Knowledge of the Seller Parties, no material defects exist with respect to any such equipment or tangible personal property. No Person other than the Company owns any equipment or other tangible personal property situated on the premises of the Company and used by the Company in the Business, except as listed on Schedule 2.7(a) or for leased items that are subject to personal property leases. The assets, properties and rights of the Company constitute all of the assets, properties and rights used in, or necessary and sufficient to conduct, the operations of the Business in accordance with the Company’s past practices. Not in limitation of the foregoing, none of the Seller Parties own any assets, properties or rights used in, or necessary to conduct, the operations of the Business in accordance with the Company’s past practices. Schedule 2.7(b) sets forth a true, correct and complete list and general description of each item of personal property of the Company having an original cost of more than $25,000.

Section 2.8 Financial Statements. The Company has delivered to the Purchaser the following (collectively, the “Financial Statements”): the compiled balance sheets of the Company at December 31, 2019 and December 31, 2018 and the compiled statements of income and partners’ capital and statements of cash flows of the Company for the years then ended.

Copies of the Financial Statements are attached hereto as Schedule 2.8(a). The Financial Statements have been prepared from, and are in accordance with, the books and records of the Company, which books and records are prepared on a Modified Cash Basis consistently applied throughout the periods indicated. Each of the balance sheets included in such Financial Statements (including the related notes and schedules) fairly presents, in all material respects, the financial position of the Company as of the date of such balance sheet, and each of the statements of income and partners’ capital and statements of cash flows included in such Financial Statements (including any related notes and schedules) fairly presents, in all material respects, the results of operations and changes in partners’ capital or cash flows, as the case may be, of the Company as of the respective dates thereof and for the periods set forth therein, in each case prepared on a Modified Cash Basis consistently applied during the periods involved. Except as disclosed in Schedule 2.8(c), since December 31, 2018, there has been no change in any of the accounting (or tax accounting) policies, practices or procedures of the Company, except as may have been required by applicable law.

Section 2.9 No Undisclosed Liabilities. Except as disclosed in Schedule 2.9, the Company has no liabilities or obligations (whether absolute, contingent or otherwise) of the nature required to be disclosed or reflected on a balance sheet prepared on a Modified Cash Basis, which are not adequately reflected or provided for in the balance sheet of the Company at December 31, 2019, except liabilities and obligations (a) that are not (singly or in the aggregate) material to the Company, taken as a whole, (b) specifically reflected on the Financial Statements, or (c) that have been incurred since the date of such balance sheet in the ordinary course of business.

Section 2.10 Absence of Certain Changes. Since August 31, 2019 and except as set forth in Schedule 2.10, there has not been (a) any Material Adverse Effect, or (b) any damage, destruction, loss or casualty to property or assets of the Company with a value in excess of $50,000 whether or not covered by insurance. Additionally, since August 31, 2019, and except as set forth in Schedule 2.10, the Company has:

(i) conducted the Business in the ordinary course on a basis consistent with past practice and not engaged in any new line of business or entered into any agreement, transaction or activity or made any commitment except those in the ordinary course of business and not otherwise provided in this Section 2.10;

(ii) used its commercially reasonable efforts to preserve intact its goodwill and business organization and preserved the relationships and goodwill with its customers, financial institutions, vendors, employees and others having business relations with the Company;

(iii) maintained its existence and good standing in its jurisdiction of organization and in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification;

(iv) duly and timely filed or caused to be filed all reports and returns required to be filed with any Governmental Entity and promptly paid or caused to be paid when due all taxes, assessments and governmental charges, including interest and penalties levied or assessed, unless diligently contested in good faith by appropriate proceedings;

(v) not authorized for issuance, issued or delivered any additional partnership interests or other ownership interests or securities convertible into or exchangeable for its partnership interests or other ownership interests, or issued or granted any right, option or other commitment for the issuance of its partnership interests or other ownership interests or of such securities, or split, combine or reclassify any of its partnership interests or other ownership interests;

(vi) not amended or modified its charter documents;

(vii) not declared any dividend, paid or set aside for payment any dividend or other distribution or made any payment to any related parties other than the payment of salaries in the ordinary course of business;

(viii) not created any Subsidiary, acquired any capital stock or other equity securities of any corporation or acquired any equity or ownership interest in any business or entity;

(ix) not disposed of or permitted to lapse any right to the use of any patent, trademark, trade name, service mark, license or copyright of the Company (including any of the Company Intellectual Property), or disposed of or disclosed to any Person, any trade secret, formula, process, technology or know-how of the Company not heretofore a matter of public knowledge;

(x) not (A) sold any asset except in the ordinary course of business consistent with past practice, (B) created, incurred or assumed any indebtedness, (C) granted, created, incurred or suffered to exist any Liens, (D) incurred any liability or obligation (absolute, accrued or contingent) except in the ordinary course of business consistent with past practice, (E) wrote-off any guaranteed checks, notes or accounts receivable except in the ordinary course of business consistent with past practice, (F) wrote-down the value of any asset or investment on its books or records, except for depreciation and amortization in the ordinary course of business and consistent with past practice, (G) canceled any debt or waived any claims or rights, (H) made any commitment for any capital expenditure to be made on or after the Closing Date in excess of $10,000 in the case of any single expenditure or $20,000 in the case of all capital expenditures or (I) entered into any Contract (1) involving an annual commitment or annual payment to or from the Company of more than $25,000 individually, or (2) that is outside the ordinary course of business or otherwise material to the Company;

(xi) not increased in any manner the base compensation (salary or wage rate), bonus, incentive or other remuneration of, or entered into any new compensation, bonus or incentive agreement or arrangement with or remuneration for, any of its current or former officers, employees, directors, managers, consultants or independent contractors, in each case, other than in the ordinary course of business consistent with past practice for officers, employees, directors, managers, consultants or independent contractors with annual compensation from the Company of less than $100,000 or as required by Applicable Benefit Laws or the terms of any Company Benefit Plan in effect as of the date hereof;

(xii) not paid or agreed to pay any additional pension, retirement allowance or other employee benefit under any Company Benefit Plan (or any benefit or compensation plan, program, policy, contract or arrangement that would be a Company Benefit Plan if in effect on the date hereof) to any employee, officer, director, manager, consultant or independent contractor, whether past or present, or any spouse, beneficiary or dependent thereof, in each case, other than as required by Applicable Benefit Laws or the terms of any Company Benefit Plan in effect as of the date hereof;

(xiii) not adopted, amended or terminated any Company Benefit Plan or materially increased the benefits provided under any Company Benefit Plan, or promised or committed to undertake any of the foregoing, in each case, other than as required by Applicable Benefit Laws or the terms of any Company Benefit Plan in effect as of the date hereof;

(xiv) not entered into a collective bargaining agreement;

(xv) not amended or terminated any existing employment, retention, bonus, incentive, severance, consulting, or other compensation agreement or entered into any new employment, retention, bonus, incentive, severance, consulting or other compensation agreement, in each case, other than those that can be unilaterally terminated by the Company on no more than thirty (30)-days’ notice and without the Company incurring any costs or expenses or as required by Applicable Benefit Laws or the terms of any Company Benefit Plan in effect as of the date hereof;

(xvi) continued to extend customers credit, collect accounts receivable and pay accounts payable and similar obligations in the ordinary course of business consistent with past practice;

(xvii) performed in all material respects all of its obligations under all Company Contracts, and not defaulted or suffered to exist any event or condition which with notice or lapse of time or both would constitute a default under any Company Contract (except those being contested in good faith), and not entered into, assumed or amended any Contract that is or would be a Company Contract;

(xviii) not paid, discharged or satisfied any claim, liability or obligation (absolute, contingent or otherwise) other than in the ordinary course of business consistent with past practice;

(xix) not increased any reserves for contingent liabilities (excluding any adjustment to bad debt reserves in the ordinary course of business consistent with past practice);

(xx) maintained in full force and effect and in the policies of insurance of the Company;

(xxi) continued to maintain its books and records on a Modified Cash Basis, and on a basis consistent with the past practice of the Company;

(xxii) not made, changed or revoked any election relating to Taxes, changed any Tax accounting period, adopted or changed any method of Tax accounting, filed any amended Tax Return, entered into any Tax closing agreement, or settled or compromised any Tax claim or liability (other than the payment of Taxes or collection of refunds in the ordinary course of business), agreed or consented to any extension or waiver of any statute of limitations with respect to any assessment or determination of any Taxes, or surrendered any right to claim a Tax refund; and

(xxiii) continued its cash management practices in the ordinary course of business consistent with past practice.

Section 2.11 Legal Proceedings. There are no suits, actions, claims, arbitrations or proceedings pending or, to the Knowledge of the Seller Parties, threatened against the Company before any Governmental Entity or Payment Network. The Company is not subject to any judgment, decree, injunction, rule or order of any court or arbitration panel.

Section 2.12 Compliance with Law. The Company is (and has been at all times during the past five (5) years) in compliance in all material respects with (a) all applicable laws, ordinances, regulations and orders of all Governmental Entities (including, without limitation, Privacy and Security Requirements and all applicable laws relating to electronic fund transfers, money transmitters and payment instruments and the safety and health of employees), (b) all applicable by-laws, rules, regulations and standards of the Payment Networks, and (c) all applicable PCI-DSS requirements. Except as set forth in Schedule 2.12, (i) the Company has not in the past five (5) years been charged with and, to the Knowledge of the Seller Parties, is not now under investigation with respect to, a violation of any applicable law, regulation, ordinance, order, Privacy and Security Requirement or other requirement of a Governmental Entity or a Payment Network and (ii) the Company has not in the past five (5) years received any written communication from any Governmental Entities or other Person alleging noncompliance in any material respect with any applicable law or by-laws, rules, regulations or standards of any Payment Network. The Company has not received a written notice from any Governmental Entity regarding any material investigation, proceeding or disciplinary action pending or threatened by a Governmental Entity against any Top Customer, Referral Partner or Sponsor Partner. Without limiting the foregoing, the Company has not been informed or advised by any Sponsor Partner that a federal or state banking agency has issued (or is contemplating or considering the appropriateness of issuing) any enforcement action, order or directive on such Sponsor Partner, or has requested (or is contemplating or considering the appropriateness of requesting) commitments from such Sponsor Partner that, in any such case, would restrict materially the conduct of its business or the performance of its obligations under an existing Sponsor Partner agreement or other similar arrangement with the Company.

Section 2.13 Company Contracts.

(a) Schedule 2.13(a) sets forth a true, correct and complete list of the following Contracts to which the Company is a party or by which the Company is otherwise bound (collectively, the “Company Contracts”):

(i) bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other Contracts relating to the borrowing of money or binding upon any properties or assets (real, personal or mixed, tangible or intangible) of the Company;

(ii) the Office Lease and any leases or licenses of personal property involving an annual commitment or payment of more than $25,000 individually by the Company;

(iii) Contracts that (A) limit or restrict the Company or its Affiliates, or any officers, managers, employees, equity holders, agents or representatives of the Company (in their capacity as such) from engaging in any business or other activity in any jurisdiction; (B) create or purport to create any exclusive or preferential relationship or arrangement relating to the Company; or (C) otherwise restrict or limit the ability of the Company or its Affiliates to operate or expand any line of business;

(iv) Contracts for capital expenditures or the acquisition or construction of fixed assets requiring the payment by the Company of an amount in excess of $25,000;

(v) Contracts that provide for any payment or benefit upon the execution hereof or the Closing or in connection with the transactions contemplated hereby or any related event, including accelerated vesting, funding, payment or other similar rights;

(vi) Contracts granting any Person a Lien on all or any part of the Company’s assets;

(vii) Contracts granting to any Person an option or a right of first refusal, first-offer or similar preferential right to purchase or acquire any of the assets or equity of the Company;

(viii) Contracts with any employee, officer, manager, director, consultant, independent contractor or representative of the Company that are not terminable without penalty or other costs on thirty (30) days’ or less notice, including without limitation employment, change in control, severance, retention or similar agreements;

(ix) Contracts for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment, other than (A) licenses of commercially available software to the Company, and (B) standard licenses granted by the Company to its customers for Company Proprietary Software in the ordinary course of business consistent with past practice;

(x) joint venture or partnership Contracts or Contracts entitling any Person to any profits, revenues or cash flows or requiring payments or other distributions based on such profits, revenues or cash flows;

(xi) Contracts with any Top Customers;

(xii) Contracts with any Referral Partners, Top Vendors, Sponsor Partners or Payment Network;

(xiii) Contracts with any Governmental Entity; and

(xiv) Contracts (other than those described in subsections (i) through (xiv) of this Section 2.13(a)) (A) involving an annual commitment or annual payment to or from the Company of more than $100,000 individually that are not terminable without penalty or other costs on thirty (30) days’ or less notice or (B) that are outside the ordinary course of business.

For the avoidance of doubt, a subscription order, statement of work or other equivalent document under a Contract shall not be considered a separate Contract requiring disclosure pursuant to this Section 2.13(a), but shall be considered a part of the Contract to which it relates.

(b) Schedule 2.13(b) sets forth all Company Contracts (i) that contain a restriction on a change of control of the Company or (ii) pursuant to which a breach, default, violation, conflict or termination right would result upon the consummation of the transactions contemplated by this Agreement, absent the notice to or consent of the other party to such Company Contract.

(c) Correct copies of all Company Contracts have been made available to the Purchaser. The Company Contracts are legal, valid, binding and enforceable in accordance with their respective terms with respect to the Company and, to the Knowledge of the Seller Parties, each other party to such Company Contracts, subject to the General Enforceability Exceptions. There are no existing material breaches or defaults of the Company under any Company Contract (or events or conditions which, with notice or lapse of time or both would constitute a material breach or default) and, to the Knowledge of the Seller Parties, there are no material breaches or defaults (or events or conditions which, with notice or lapse of time or both, would constitute a material breach or default) with respect to any third party to any Company Contract. Except as otherwise disclosed in Schedule 2.13(c), the Company is not participating in any discussions or negotiations with any Top Customer or Top Vendor regarding modification of or amendment to any Company Contract or entry into any new material Contract.

Section 2.14 Tax Returns; Taxes. Except as otherwise disclosed in Schedule 2.14:

(a) There have been no entity classification elections filed pursuant to Treasury Regulations Section 301.7701-3 (or any analogous provision of state or local income Tax Law) with respect to the Company. The Company is classified, and since the date of its formation has been classified, as a partnership for U.S. federal, state and local income Tax purposes, and none of the Seller Parties or the Company has taken a position inconsistent with such treatment with respect to any U.S. federal, state or local Tax.

(b) All Tax Returns of or with respect to the Company have been timely and duly filed and are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable laws. All Taxes of or with respect to the Company that were due and payable have been timely paid (regardless of whether shown on a Tax Return as due). The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction in which the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) There are no Liens for Taxes upon any of the assets of the Company, except liens for current Taxes not yet due and payable.

(d) All deficiencies asserted as a result of any examination of any Tax Returns or Taxes of the Company have been paid in full or finally settled.

(e) No claims have been asserted and no proposals or deficiencies for any Taxes of the Company are being asserted, proposed or, to the Knowledge of the Seller Parties, threatened, and no audit or investigation of any Tax Return of the Company is currently underway, pending or, to the Knowledge of the Seller Parties, threatened.

(f) No extension or waiver of the limitation period applicable to any Tax Return of the Company or for an assessment with respect thereto is in effect or has been requested. No power of attorney that currently is in effect has been granted by the Company with respect to any Tax matter. The Company has not received from, and there are no outstanding requests for, rulings, subpoenas, closing agreements, or information from any taxing authority.

(g) The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other third party and the Company has complied with all information reporting requirements with respect thereto. The Company has properly collected and remitted sales taxes, use taxes, surtaxes and similar taxes with respect to sales made to its customers or has properly received and retained any appropriate tax exemption certificates and other documentation for all sales made without charging or remitting sales taxes, use taxes, surtaxes or similar taxes that qualify such sales as exempt from sales taxes, use taxes, surtaxes and similar taxes.

(h) The Company is not a party to any joint venture, partnership, other arrangement or Contract which could be treated as a partnership for U.S. federal income Tax purposes.

(i) The Company has not made an election to have any provision of the Bipartisan Budget Act of 2015 and Sections 6221-6231 of the Code (and the Treasury Regulations promulgated thereunder), as amended thereunder, apply to the Company for taxable years beginning before January 1, 2018.

(j) None of the Interests are or were intended to qualify as “profits interests” within the meaning of Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Revenue Procedure 2001-43, 2001-2 C.B. 191.

(k) The Company is not subject to income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in such country.

(l) The Company (i) is not a party to any Tax allocation or Tax sharing, allocation, indemnification or similar agreement or arrangement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any Person; (ii) has never been a member of an affiliated group that joins together to file a consolidated income Tax Return; and (iii) has no liability for the Taxes of any Person (other than the Company) under U.S. Treasury Regulation section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(m) The Company has not participated in a “reportable transaction,” within the meaning of Section 6707A(c)(1) of the Code and Section 1.6011-4(b)(1) of the Treasury Regulations.

Section 2.15 Employees. Schedule 2.15 contains a true and complete list of all of the employees, including co-employees, (whether full-time, part-time or otherwise) and independent contractors of the Company as of the date hereof, specifying their annual salary or hourly wages, position, length of service and other benefits provided to each of them, respectively, consulting or other independent contractor fees, together with an appropriate notation next to the name of any officer or other employee on such list who is subject to any written employment agreement or other document describing the terms and/or conditions of employment of such employee or of the rendering of services by such independent contractor. Except as specifically noted on Schedule 2.15, (a) the Company is not party to or bound by any Contracts, consulting agreements or termination or severance agreements in respect of any officer, employee or former employee, consultant or independent contractor of the Company under which the Company has any continuing obligations and (b) no employee, consultant or independent contractor of the Company is entitled to any severance or other termination payment, save and except for any accrued, unpaid wages or fees for the most recent pay period, whether pursuant to any Contract, policy or otherwise, in the event of the termination of such Person’s employment or engagement with the Company. The Company has provided to the Purchaser true, correct and complete copies of each such employment or consulting agreement. Neither the Company nor any of the Seller Parties has made any verbal commitments to any such officers, employees or former employees, consultants or independent contractors with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated by this Agreement or otherwise. Except as indicated on Schedule 2.15, all employees of the Company are active on the date hereof, not on any sort of leave of absence and none has expressed any intention to terminate employment with the Company.

Section 2.16 Company Benefit Plans.

(a) Schedule 2.16(a) contains a true and complete list of each Company Benefit Plan.

(b) With respect to each Company Benefit Plan identified on Schedule 2.16(a), the Company has heretofore delivered or made available to the Purchaser true and complete copies of the current plan documents and any amendments thereto to the extent such documents and amendments are in the Company’s possession after reasonable attempts to obtain same (or if the plan is not written, a written description thereof), any related trust or other funding vehicle, annual reports required to be filed within the last three years with any Governmental Entity with respect to such plan, actuarial reports (to the extent required), current funding and financial information returns and statements (to the extent required), all professional opinions (whether or not internally prepared) regarding such plans (if any), all contracts with any parties providing services or insurance to such plan, copies of material correspondence with all Governmental Entities received or sent within the prior three (3) years, current plan summaries or summary plan descriptions, summary annual reports for the prior three (3) years (to the extent required), current employee benefit booklets and personnel manuals and any other reports or summaries required under ERISA, the Code and all other applicable laws, regulations, orders or other legislative, administrative or judicial promulgations (“Applicable Benefit Laws”), the most recent determination letter or opinion received from the Internal Revenue Service with respect to each such plan intended to qualify under Section 401 of the Code, and such other documentation with respect to any such Company Benefit Plan as is reasonably requested by the Purchaser.

(c) No Company Benefit Plan is or was at any time during the past six (6) years (A) subject to Title IV of ERISA or Section 412 of the Code, (B) a “multiemployer plan”, as defined in Section 3(37) of ERISA, (C) subject to Section 302 of ERISA, (D) a “multiple employer plan” within the meaning of Sections 4063, 4064 or 4066 of ERISA or (E) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No “employer” within the meaning of Section 3(5) of ERISA that is not an ERISA Affiliate participates in any Company Benefit Plan. The Company has not incurred, and, to the Knowledge of the Seller Parties, no facts exist which reasonably could be expected to result in, liability, contingent or otherwise, to the Company with respect to any Employee Plan of an ERISA Affiliate. Neither the Company nor any ERISA Affiliate has, or has had within the past six (6) years, any liability under or with respect to any of the of benefit plans described in this
Section 2.16(c).

(d) Each Company Benefit Plan has been established, registered, qualified, invested, operated and administered in all material respects in accordance with its terms and in compliance in all material respects with all Applicable Benefit Laws. The Company has not incurred, and, to the Knowledge of the Seller Parties, no facts exist which reasonably could be expected to result in, any material liability to the Company with respect to any Company Benefit Plan, including, without limitation, any liability, tax, penalty or fee under ERISA, the Code or any Applicable Benefit Law (other than to pay premiums, contributions or benefits in the ordinary course consistent with the terms of such plans).

(e) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder that are intended to be exempt from taxation under Section 501(a) of the Code are so exempt, and, to the Knowledge of the Sellers, no event has occurred and no condition exists with respect to the form or operation of such Company Benefit Plan that would reasonably be expected to cause the loss of such qualification or exempt status that could not be corrected without incurring material costs.

(f) No Company Benefit Plan provides medical, surgical, hospitalization, death, welfare or similar benefits (whether or not insured) for current or former employees, managers, officers, consultants, independent contractors, contingent workers or leased employees (or any of their dependents, spouses or beneficiaries) of the Company or any predecessor in interest of them for periods extending beyond their retirement or other termination of service, other than pursuant to a Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code or continuation coverage mandated by Applicable Benefit Law and only to the extent required under such law for which the applicable person pays the full premium therefor.

(g) All contributions, premiums or other remittances required to be made under the terms of each Company Benefit Plan or by Applicable Benefit Laws have been made or, to the extent not yet due, accrued for in a timely fashion in accordance with Applicable Benefit Laws and the terms of the Company Benefit Plan, and all such contributions, premiums and other remittances for any period ending on or before the Closing Date which are not yet due will have been paid or accrued on or prior to the Closing Date.

(h) The execution, delivery and performance of, and consummation of the transactions contemplated by, this Agreement, either alone or in combination with any related event, including, without limitation, termination of employment or other service, will not (A) entitle any current or former employee, manager, officer, consultant, independent contractors, contingent worker or leased employee (or any of their dependents, spouses or beneficiaries) of the Company to severance pay, unemployment compensation or any other payments, (B) increase the amount of or accelerate the time of payment, vesting or funding of any amounts under any Company Benefit Plan, (C) result in any limitation on the right of the Company to amend, merge, or terminate any Company Benefit Plan or (D) be a factor causing payments to be made by the Company to be non-deductible (in whole or in part) under Section 280G of the Code. The Company does not have any obligation to make any gross-up payment associated with, or reimburse for, any Taxes, interest or penalties incurred under Section 4999 of the Code.

(i) There are no pending or, to the Knowledge of the Seller Parties, threatened or anticipated claims, investigations, examinations, audits or other proceedings or actions by, against, involving or on behalf of any Company Benefit Plan (other than routine claims for benefits in the ordinary course consistent with the terms of the Company Benefit Plan), and, to the Knowledge of the Seller Parties, there exists no state of facts which after notice or lapse of time or both reasonably could be expected to give rise to any such claim, investigation, examination, audit or other proceeding or to affect the qualification of any Company Benefit Plan intended to be qualified within the meaning of Section 401(a) of the Code.

(j) Each service provider of the Company who has been classified as an “employee” or as an “independent contractor” has been properly classified as such, and to the Knowledge of the Seller Parties, there exists no condition or set of circumstances that could reasonably be expected to subject the Company or any Company Benefit Plan to any liability, tax, penalty or fee under ERISA, the Code or any Applicable Benefit Law relating to the failure to properly classify any service provider of the Company as an “employee” or “independent contractor.”

(k) None of the Company, any ERISA Affiliate, any employee, officer or agent thereof, nor any trustee, administrator, fiduciary or other “party in interest” or “disqualified person” has engaged in a nonexempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA with respect to any Company Benefit Plan.

(l) Each Company Benefit Plan that is a nonqualified deferred compensation plan or arrangement subject to Section 409A of the Code is and has been at all times in material compliance, in form and operation, with Section 409A of the Code. The Company does not have any obligation to make any gross-up payment associated with, or reimburse for, any Taxes, interest or penalties incurred under Section 409A of the Code.

(m) The Company has not made any commitment to adopt or establish any new Company Benefit Plan or to modify or amend any Company Benefit Plan, except as required by Applicable Benefit Laws.

(n) Each Company Benefit Plan that is a “pension plan” within the meaning of Section 3(2) of ERISA but is not qualified under Code Section 401(a) is exempt from Parts 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA. No assets of any Company Benefit Plan are allocated to or held in a “rabbi trust” or similar funding vehicle.

(o) The employee data necessary to administer each of the Company Benefit Plans in accordance with its terms and conditions and all Applicable Benefit Laws is in possession of the Company or its representative or designee and such data is in a form which is, in all material respects, complete, correct and sufficient for the proper administration of each of the Company Benefit Plans.

Section 2.17 Insurance Policies. Schedule 2.17 contains a correct list of all insurance policies carried by or for the benefit of the Company, specifying the insurer, amount of and nature of coverage, the risk insured against, the deductible amount (if any) and the date through which coverage will continue by virtue of premiums already paid. The Company’s insurance policies are sufficient for compliance with the Company Contracts. All insurance policies and bonds with respect to the business and assets of the Company are in full force and effect, and the Company has not reached or exceeded its policy limits for any insurance policies in effect at any time during the past five (5) years.

Section 2.18 Intellectual Property.

(a) Schedule 2.18(a) sets forth a true, correct and complete list of all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with any Governmental Entity and owned by, or filed in the name of, the Company (collectively, the “Company Registered Intellectual Property”).

(b) Schedule 2.18(b) sets forth a true, correct and complete list of all Software owned by the Company (collectively, the “Company Proprietary Software”).

(c) Other than Company Proprietary Software and commercially available software, the Company does not hold or use any Software.

(d) To the Knowledge of the Seller Parties, the Company has the full right to use the Company Intellectual Property in connection with the Business as currently conducted.

(e) The Company Intellectual Property is all of the Intellectual Property necessary to operate the Business as presently conducted.

(f) The conduct of the Company does not infringe or otherwise conflict with any rights of any Person in respect of Intellectual Property, including with respect to user interface or “look/feel” of the Company’s services or products. To the Knowledge of the Seller Parties, none of the Company Intellectual Property is being infringed or otherwise used or available for use by any Person without a license or permission from the Company.

(g) No claim or demand of any Person has been made or, to the Knowledge of the Seller Parties, threatened, nor is there any litigation that is pending or, to the Knowledge of the Seller Parties, threatened, that (i) challenges the rights of the Company in respect of the Company Intellectual Property, or (ii) asserts that the Company is infringing or otherwise in conflict with, or is required to pay any royalty, license fee, charge or other amount in regard to, any Intellectual Property.

(h) The items of Company Registered Intellectual Property that have been duly registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office, the United States Copyright Office or other filing offices, domestic or foreign, remain in full force and effect.

(i) All Company Intellectual Property which the Company purports to own, including the Company Proprietary Software, was developed by (i) an employee of the Company working within the scope of his or her employment at the time of such development or an employee of the Company that has conveyed to the Company ownership of all of his or her intellectual property rights in the Company Intellectual Property purported to be owned by the Company, or (ii) agents, consultants, contractors or other Persons that have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company ownership of all intellectual property rights in the Company Intellectual Property purported to be owned by the Company.

(j) To the Knowledge of the Seller Parties, no third party possesses any copy of any source code for any Company Proprietary Software. Except as contemplated by this Agreement, the Company does have any contractual obligation to provide any source code for any Company Proprietary Software to any other Person.

(k) All of the Company Proprietary Software: (i) operates substantially in accordance with its specifications and (ii) is free of any computer instructions, devices or techniques that are designed to infect, disrupt, damage, disable or alter such Software or its processing environment, including other programs, equipment and data.

(l) None of the Company Proprietary Software is subject to a provision of any open source or other similar type of license agreement that (i) requires the distribution or making available of the source code for Company Proprietary Software to the general public, (ii) prohibits or limits the Company from charging a fee or receiving consideration in connection with sublicensing or distributing any Company Proprietary Software, (iii) except as specifically permitted by law, grants any right to any third party or otherwise allows any such third party to decompile, disassemble or otherwise reverse-engineer any Company Proprietary Software, or (iv) requires the licensing of any Company Proprietary Software to the general public for the purpose of permitting others to make derivative works of Company Proprietary Software (any such open source or other type of license agreement or distribution model described in clause (i), (ii), (iii) or (iv) above, a “Limited License”). None of the Company Proprietary Software is distributed with, any software that is subject to a Limited License.

(m) The Company has taken reasonable steps to protect the rights of the Company in the trade secrets and the confidential information of the Company, and any trade secret or confidential information of third parties used by the Company.

Section 2.19 Transactions with Affiliates. Except as set forth in Schedule 2.19, no Seller Party or officer or manager of the Company, or any member of the Immediate Family of any such Person, or any entity in which any such Person owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than five percent (5%) of the stock of which is beneficially owned by all such Persons in the aggregate) or any Affiliate of any of the foregoing has any interest in: (a) any Contract, arrangement or understanding with, or relating to, the Company or the properties or assets of the Company; (b) any loan, arrangement, understanding, agreement or

Contract for or relating to the Company or the properties or assets of the Company; or (c) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Company in the Business. Schedule 2.19 also sets forth a complete list of all accounts, notes and other receivables of the Company and accounts payable of the Company owed to or due from any Seller Party or any other Affiliate of the Company.

Section 2.20 Customer and Other Relations. Schedule 2.20(a) contains an accurate list of (a) the fifteen (15) largest customers (by revenue) of the Company for the trailing 12-month period ended December 31, 2019 (the “Top Customers”), (b) any financial institution, third party processor or other Person through which the Company is directly or indirectly sponsored with respect to a Payment Network (the “Sponsor Partners”), (c) any Payment Network which is party to a Contract with the Company (the “Applicable Payment Networks”), (d) any referral partner which is party to a Contract with the Company (the “Referral Partners”), and (e) the ten (10) largest vendors or suppliers (by volume of payments made) of the Company (other than Sponsor Partners and Referral Partners) for the trailing 12-month period ended December 31, 2019 (the “Top Vendors”). To the Knowledge of the Seller Parties, no event has occurred that would materially and adversely affect the Company’s relations with any such Top Customer, Sponsor Partner, Applicable Payment Network, Referral Partner or Top Vendor. Except as expressly noted on Schedule 2.20(b), no Top Customer during the last twelve (12) months has canceled, terminated or, to the Knowledge of the Seller Parties, made any threat to cancel or otherwise terminate its Contract or to materially decrease its usage of the Company’s services or products. Except as set forth in Schedule 2.20(b), the Company has not received any written notice, and the Seller Parties have no Knowledge to the effect that, any Top Customer, Sponsor Partner, Applicable Payment Network, Referral Partner or Top Vendor may terminate or materially and negatively alter its business relations with the Company. To the Knowledge of the Seller Parties, there is no development specifically affecting any Top Customer, Sponsor Partner, Applicable Payment Network, Referral Partner or Top Vendor that would impair, in any material respect, the ability of such Top Customer, Sponsor Partner, Applicable Payment Network, Referral Partner or Top Vendor to perform its obligations under its Contracts with the Company in accordance with its respective terms.

Section 2.21 Licenses and Permits. Schedule 2.21 is a complete list of all material notifications, licenses, permits, franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations, and applications therefor held by the Company and issued by, or submitted by the Company to, any Governmental Entity or Payment Network that are necessary to own its assets and carry on the Business (collectively, the “Licenses”). All Licenses are valid, binding, and in full force and effect, subject to the General Enforceability Exceptions. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not materially and adversely affect any License. The Company has taken all necessary action to maintain each License, except where the failure to so act is not reasonably likely to have a material and adverse effect on the Company. To the Knowledge of the Seller Parties, no loss or expiration of any License is pending or threatened (other than expiration upon the end of any term, which expiration date is set forth on Schedule 2.21).

Section 2.22 Sensitive Data. Sensitive Data collected, received, transmitted, created or maintained by the Company in connection with providing services or products was collected, used, disclosed, maintained, transmitted and safeguarded in accordance with all Privacy and Security Requirements. The Company has taken all commercially reasonable steps to maintain the confidentiality, integrity and proprietary nature of the Sensitive Data, including, without limitation, implementing and maintaining an information security program that includes reasonable administrative, technical and physical safeguards designed to: (a) insure the security, integrity and confidentiality of such Sensitive Data; (b) protect against any anticipated threats or hazards to the security, integrity or confidentiality of such Sensitive Data; and (c) protect against unauthorized access to, use of or disclosure of such Sensitive Data that could reasonably be expected to result in a substantial harm or inconvenience to any merchant or other customer of the Company. Since January 1, 2017, there have been (i) no losses or thefts or security breaches suffered by the Company in respect of Sensitive Data; (ii) no material violations of the Company’s information security program or posted or internal policies related to privacy, Sensitive Data or system security of the Company; (iii) no unauthorized access or unauthorized use of any Sensitive Data; (iv) no unintended or improper disclosure of any Sensitive Data in the possession, custody or control of the Company or a contractor or agent acting on behalf of the Company; and (v) no notifications that were required to be made to any Person of any information security breach involving Sensitive Data or other data used by the Company.

Section 2.23 Ethical Practices. Neither the Company nor any authorized representative thereof has offered or given, and the Seller Parties have no Knowledge of any Person that has offered or given on its behalf, anything of value to: (a) any official of a government entity, any political party or official thereof, or any candidate for political office; (b) any customer or member of the government; or (c) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any customer, member of the government or candidate for political office for the purpose of the following: (i) influencing any action or decision of such Person, in his or its official capacity, including a decision to fail to perform his or its official function; (ii) inducing such Person to use his or its influence with any government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality to assist the Company in obtaining or retaining business for, or with, or directing business to, any Person; or (iii) where such payment would constitute a bribe, kickback or illegal or improper payment to assist the Company in obtaining or retaining business for, or with, or directing business to, any Person.

Section 2.24 Bank Accounts; Powers of Attorney. Schedule 2.24 sets forth a complete list of (a) all bank accounts and safe deposit boxes of the Company and all Persons who are signatories thereunder or who have access thereto and (b) the names of all Persons holding general or special powers of attorney from the Company and a summary of the terms thereof.

Section 2.25 Brokers, Finders and Investment Bankers. Other than Leonis Partners (whose fees and expenses are the sole responsibility of the Company and the Seller Parties), neither the Company, including any officers, managers or employees of the Company, nor any Seller Party or any Affiliate of the Company has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 2.26 No Additional Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER PARTIES THAT ARE EXPRESSLY SET FORTH IN THIS ARTICLE II (INCLUDING THE RELATED PORTIONS OF THE COMPANY DISCLOSURE SCHEDULES), THE SELLER PARTIES AND EACH OF THEIR RESPECTIVE AFFILIATES AND REPRESENTATIVES EXPRESSLY DISCLAIM AND MAKE NO, AND SHALL NOT BE DEEMED TO HAVE MADE ANY, REPRESENTATION OR WARRANTY OF ANY KIND (WHETHER EXPRESS OR IMPLIED) TO THE PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in the Disclosure Schedules referenced in this Article III (collectively, the “Purchaser Disclosure Schedules”), which shall qualify the representations and warranties of the Purchaser set forth in this Article III, the Purchaser hereby represents and warrants to the Seller Parties as follows:

Section 3.1 Organization. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite company power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 3.2 Authorization. The Purchaser has full company power and authority to execute and deliver this Agreement and any other certificate, agreement, document or other instrument to be executed and delivered by it in connection with the transactions contemplated by this Agreement (collectively, the “Purchaser Ancillary Documents”), to perform its obligations under this Agreement and the Purchaser Ancillary Documents and to consummate the transactions contemplated by this Agreement and the Purchaser Ancillary Documents. The execution and delivery of this Agreement and the Purchaser Ancillary Documents by the Purchaser, the performance by the Purchaser of its obligations under this Agreement and the Purchaser Ancillary Documents, and the consummation of the transactions provided for in this Agreement and the Purchaser Ancillary Documents have been duly and validly authorized by all necessary company action on the part of the Purchaser. This Agreement has been and, as of the Closing Date, the Purchaser Ancillary Documents will be, duly executed and delivered by the Purchaser and do or will, as the case may be, constitute the valid and binding agreements of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to the General Enforceability Exceptions.

Section 3.3 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement and the Purchaser Ancillary Documents, the consummation of the transactions contemplated by this Agreement and the Purchaser Ancillary Documents and the fulfillment of and compliance with the terms and conditions of this Agreement and the Purchaser Ancillary Documents do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, or permit the acceleration of any obligation under, (a) any term or provision of the charter documents of the Purchaser, (b) any material contract to which the Purchaser is a party, (c) any judgment, decree or order of any Governmental Entity to which the Purchaser is a party or by which the Purchaser or any of its properties is bound or (d) any statute, law, rule or regulation applicable to the Purchaser.

Section 3.4 Investment Representation. The Purchaser is acquiring the Interests for its own account for purposes of investment and not with a view to the distribution thereof. The Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investments pursuant hereto, and the Purchaser is capable of bearing the economic risk of such investments, including a complete loss thereof. The Purchaser acknowledges that the sale of the Interests hereunder has not been registered under applicable laws (including the Securities Act of 1933, as amended (the “Securities Act”), and any state, local or foreign securities laws) and that the Interests may not be transferred further without registration under, pursuant to an exemption from or in a transaction not subject to, all applicable laws. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Section 3.5 No Brokers. The Purchaser has not incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated hereby for which any Seller Party may be liable.

Section 3.6 Legal Proceedings. There is no suit, action, claim, arbitration or proceeding pending (or, to the Purchaser’s knowledge, threatened) against the Purchaser that may affect (a) the legality, validity or enforceability of this Agreement or (b) the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

Section 3.7 R&W Insurance Policy. The Purchaser has obtained a “buyer’s” representations and warranties insurance policy from the R&W Insurance Provider (the “R&W Insurance Policy”), effective as of the date hereof, insuring the Purchaser for certain losses due to breaches of representations and warranties of the Seller Parties under Article II.

Section 3.8 No Additional Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY THE PURCHASER THAT ARE EXPRESSLY SET FORTH IN THIS ARTICLE III, THE PURCHASER AND EACH OF ITS AFFILIATES AND REPRESENTATIVES EXPRESSLY DISCLAIM AND MAKE NO, AND SHALL NOT BE DEEMED TO HAVE MADE ANY, REPRESENTATION OR WARRANTY OF ANY KIND (WHETHER EXPRESS OR IMPLIED) TO THE SELLER PARTIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES.

ARTICLE IV

CERTAIN COVENANTS AND AGREEMENTS

Section 4.1 Further Assurances. From and after the Closing, upon reasonable request of the other Party and at such requesting Party’s expense, each of the Parties shall execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, all such further documents and instruments and shall take, or cause to be taken, all such further actions as the requesting Party may deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

Section 4.2 Public Announcements. Upon execution of this Agreement, the Purchaser shall issue an initial press release relating to the transactions contemplated by this Agreement (the text of which the Seller Representative shall be permitted to review, and whose reasonable comments thereto will be considered by the Purchaser). Without the prior written approval of the Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), no Seller Party shall (a) make any public announcements or statements regarding this Agreement or the transactions contemplated by this Agreement or (b) make public or disclose the terms of this Agreement or any information provided by any other Party hereunder, except as may be required by applicable securities laws or applicable requirements of stock exchanges or other similar governing bodies or except, in the case of clause (b), (i) to those Persons who are assisting the Parties in assessing or effecting the transactions contemplated by this Agreement such as their accountants, bankers and legal advisors, (ii) as required by oral questions, interrogatories or requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process or governmental investigation, or (iii) in connection with enforcing their rights and fulfilling their obligations under this Agreement or any other agreement entered into in connection with this Agreement.

Section 4.3 Tax Matters.

(a) Tax Treatment. For U.S. federal income Tax purposes, as well as any corresponding state and local Tax purposes, the Parties shall treat the sale of the Interests in exchange for payment of the Purchase Price contemplated by this Agreement: (i) as to the Purchaser, as a sale of the Company’s assets to the Purchaser, and (ii) as to the Sellers, as a sale of partnership interests in accordance with Situation 2 of IRS Revenue Ruling 99-6. The Parties shall prepare all Tax books, records and filings in a manner consistent with such Tax treatment, including the Purchaser’s filing of IRS Form 8594, and shall not take any position inconsistent therewith.

(b) Tax Return Preparation. All Tax Returns prepared pursuant to this Section 4.3 shall be prepared in a manner consistent with prior practices, methods, and elections of the Company, as applicable, unless otherwise required by applicable law. The preparing Party shall deliver copies of the Tax Returns prepared by such Party to the non-preparing Party, for review and comment, at least twenty (20) days prior to filing. The non-preparing Party shall provide any written comments within ten (10) days after receipt of such Tax Return from the preparing Party. If no such written comments are delivered, then non-preparing Party shall be deemed to have accepted such Tax Return. Upon receipt of written comments, the Purchaser and the Seller Representative shall consult and attempt to resolve in good faith all reasonable comments to any Tax Returns. If, after consulting in good faith, the Purchaser and the Seller Representative are unable to resolve any comments, then, if such unagreed Tax Return is a non-income Tax Return or a Straddle Period income Tax Return, it shall be referred to the Arbitrator for resolution. If the Arbitrator is unable to make a determination with respect to any disputed item prior to the due date for the filing of the Tax Return in question, then (i) the Seller Representative, the Purchaser, or the Company, as applicable, shall timely file such Tax Return in accordance with the preparing Party’s reasonable position and (ii) when the Arbitrator subsequently resolves the dispute, the Seller Representative, the Purchaser, or the Company, as applicable, shall promptly file an amended Tax Return, if necessary, reflecting the resolution by the Arbitrator. The fees and expenses of the Arbitrator shall be shared equally by the Seller Parties and the Purchaser.

(c) Tax Periods Ending on or Before the Closing Date. The Purchaser shall prepare or cause to be prepared and file or cause to be filed all non-income Tax Returns for the Company for all periods ending on or prior to the Closing Date (a “Pre-Closing Tax Period”) which are filed after the Closing Date, except, however, that the Seller Representative shall prepare or cause to be prepared all income Tax Returns for the Company for any Pre-Closing Tax Period which are filed after the Closing Date. The Seller Parties shall reimburse the Purchaser for Taxes of the Company with respect to any such Pre-Closing Tax Returns (whether prepared by the Purchaser or the Seller Representative) within fifteen (15) days after payment by the Purchaser or the Company of such Taxes to the extent such Taxes are not reflected in the reserve for Tax liability included in the computation of Net Working Capital and reflected in the Final Closing Adjustment Statement.

(d) Tax Periods Beginning Before and Ending After the Closing Date. The Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for Tax periods which begin before the Closing Date and end after the Closing Date (a “Straddle Period”). The Seller Parties shall pay to the Purchaser within fifteen (15) days after the date on which Taxes are paid with respect to such Straddle Periods an amount equal to the portion of such Taxes which relates to the portion of such Straddle Period ending on the Closing Date to the extent such Taxes are not reflected in a reserve for Tax liability included in the computation of Net Working Capital and reflected in the Final Closing Adjustment Statement. For purposes of the Tax Return preparation, Tax reimbursement, and Tax indemnity provisions of this Agreement, in the case of any Taxes that are payable for a Straddle Period, the portion of such Tax related to the portion of such Straddle Period ending on and including the Closing Date shall (i) in the case of any Taxes other than those described in clause (ii) below, be deemed equal to the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Taxes based upon or related to income, gains, payments or receipts (including sales and use Taxes), or employment or payroll Taxes, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date.

(e) Cooperation on Tax Matters. In connection with the preparation and filing of Tax Returns, Tax claims, audits, examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on or with respect to the Company, the Purchaser and the Seller Parties shall reasonably cooperate with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required on a mutually convenient basis), books of account, or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Taxing authorities as to the imposition of Taxes and any assessment or reassessment in respect of Taxes. The Purchaser, on the one hand, and the Seller Representative, on the other hand, shall, and in the Purchaser’s case shall cause the Company to, retain all books and records with respect to Tax matters pertinent to the Company, as applicable, relating to any Tax period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by the other party, any extension thereof) for the respective taxable periods, plus sixty (60) days, and to abide by all record retention laws and agreements entered into with any Taxing authority.

(f) Tax Sharing Agreements. Any Tax sharing, allocation, or indemnification agreement between any Seller Party and the Company is terminated as of the Closing Date and shall have no further effect for any taxable year (whether the current year, a future year, or a past year).

(g) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne fifty percent (50%) by the Purchaser and fifty percent (50%) by the Sellers. The Sellers shall pay their portion of such Taxes to the Purchaser prior to the due date and then the Purchaser shall pay any such Taxes when due and will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, the Sellers will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

(h) Purchase Price Allocation. The Parties agree that the Purchase Price and the liabilities of the Company (plus other relevant items for income Tax purposes) shall be allocated among the assets of the Company for all income Tax purposes in accordance with Code Section 1060 and the Treasury Regulations promulgated thereunder and the allocation schedule attached hereto as Exhibit C. Within thirty (30) days following the final determination of the Final Closing Adjustment Statement, the Purchaser shall provide the Seller Representative with a schedule allocating all such amounts as provided herein, for the Seller Representative’s review. If the Seller Representative has any comments, then the Seller Representative and the Purchaser agree to work together in good faith to resolve any disputed items related to such allocation schedule. The Purchaser and the Seller Representative shall, to the extent necessary, work together in good faith to revise the allocation schedule to reflect any post-Closing payment made pursuant to or in connection with this Agreement, all such revisions to be consistent with Code Section 1060 and the Treasury Regulations promulgated thereunder and the allocation schedule attached hereto as Exhibit C.

(i) Tax Contests.

(i) The Seller Representative or the Purchaser, as applicable, shall notify the other Party in writing of becoming aware of the commencement after the Closing Date of any audit or administrative or judicial proceeding (a “Tax Contest”), or of any demand or claim on the Purchaser or any of its Affiliates, including the Company, which could give rise to a claim for indemnification under Section 7.1(e) relating to or arising from Taxes for a Pre-Closing Tax Period or a Straddle Period (a “Tax Indemnification Event”). Such notice shall contain factual information (to the extent known to the recipient party) with respect to the Tax Indemnification Event in reasonable detail and shall include copies of any notice or other document received from any Governmental

Authority in respect thereof. If there is a Tax Indemnification Event relating to income Taxes solely with respect to a Pre-Closing Tax Period, then the Seller Representative shall have the right to assume the defense of such Tax Contest; provided, the Seller Representative shall (A) acknowledge in writing that such Taxes are within the scope of the indemnification obligations set forth in Section 7.1(e), (B) appoint a recognized and reputable counsel reasonably acceptable to the Purchaser in connection with such defense, and (C) notify the Purchaser of its intent to assume the defense of such Tax Contest within ten (10) days of receipt of the notice of the Tax Indemnification Event relating to such Tax Contest; provided, further, that if the Seller Representative elects to assume the defense of a Tax Contest pursuant to this Section 4.3(i)(i), the Purchaser shall be entitled to participate in such Tax Contest (at its own expense) and the Seller Representative shall not settle, abandon or otherwise resolve such Tax Contest without the written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. Additionally, for any notice of final partnership adjustment received by the Company with respect to which an “imputed underpayment” (within the meaning of Section 6225(b) of the Code) may be determined, the Seller Representative shall cause the Company to timely make the election pursuant to Section 6226 of the Code and timely file or otherwise provide all required reports and statements, and otherwise take any other action, required by Section 6226 of the Code and the Treasury Regulations promulgated thereunder to push out the Tax adjustments or “imputed underpayment” to the Seller Parties.

(ii) All other Tax Contests against the Company shall be controlled by the Purchaser, provided that if any such Tax claim could result in a Tax Indemnification Event under which the Sellers may be subject to indemnification obligations owed to Purchaser pursuant to Section 7.1(e), then the Seller Representative shall be entitled to participate in such claims and the Purchaser shall not settle, abandon, or otherwise resolve any such claims without the written consent of the Seller Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(j) Tax Refunds. The Purchaser shall promptly pay or cause to be paid to the Seller Representative, for the benefit of the Sellers, any Tax refunds of Taxes paid by the Company prior to the Closing Date or by the Sellers after the Closing Date pursuant to the indemnification provisions of Section 7.1(e), Section 4.3(c) or Section 4.3(d), attributable to the Company with respect to any Pre-Closing Tax Period or portion thereof that are received or credited to the Purchaser or the Company within ten (10) days after the receipt of such refunds or credits, solely to the extent any such Tax refunds are not reflected as a Tax asset included in the computation of Net Working Capital and reflected in the Final Closing Adjustment Statement. Upon the request of any Governmental Entity for a return of any such refund or credit described in this Section 4.3(j), within five (5) days of receiving notice of such demand from the Purchaser, the Seller Representative shall pay to the Purchaser or the Company the amount of such refund or credit and any requested penalties or interest.

(k) Tax Return Amendments.

(i) Except as required by applicable law, neither the Purchaser nor any of its Affiliates shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Company with respect to a Pre-Closing Tax Period without the prior written consent of the Seller Representative, which consent shall not be unreasonably withheld, conditioned, or delayed.

(ii) Notwithstanding any other provision in this Agreement, neither the Purchaser nor any of its Affiliates shall make any voluntary disclosure with respect to a Pre-Closing Tax Period of the Company without the prior written consent of the Seller Representative.

(l) Overlap. In the event of any conflict of any provision of this Section 4.3 and any other provision of this Agreement, as it relates to Taxes, the provisions of this Section 4.3 shall govern.

Section 4.4 Employee Matters.

(a) Communications. None of the Seller Parties, the Company, nor their respective officers, managers, employees, agents and representatives shall make any communication to employees of the Company regarding any Company Benefit Plan or any Employee Benefit Plan maintained by the Purchaser or any of its Affiliates or any compensation or benefits to be provided after the Closing Date without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Employee Covenants. The Purchaser shall use its commercially reasonable efforts to provide that any employee benefit plans or programs it, the Company, or any Subsidiary maintains or adopts with respect to the individuals who are employed by the Company as of the Closing Date and who remain employed immediately after the Closing Date (the “Company Employees”) for the year that includes the Closing Date treat employment with the Company prior to the Closing Date the same as employment with the Purchaser, the Company, or any Subsidiary from and after the Closing Date for purposes of eligibility and vesting (including, without limitation, the satisfaction of any waiting periods under any welfare benefit plans maintained by the Purchaser (the “Purchaser Welfare Plans”)) and, solely with respect to severance and paid time off, benefit accrual under such plans (except with respect to any defined benefit plans, retiree benefits or similar amounts or to the extent recognizing same would result in duplication of any benefits). No pre-existing condition limitations, exclusions or waiting periods applicable with respect to medical benefits under the Purchaser Welfare Plans will apply to the Company Employees to the extent that such limitations, exclusions or waiting periods were satisfied under the comparable welfare benefit plans maintained by the Company as of the Closing Date. Subject to adequate substantiation of such payments, the Purchaser shall use its commercially reasonable efforts to provide that the Purchaser Welfare Plans in which a Company Employee participates immediately after the Closing Date will recognize, for purposes of satisfying any deductibles, co-pays and out-of-pocket maximums, any payment made by such Company Employee prior to the Closing Date in the year that includes the Closing Date toward deductibles, co-pays and out-of-pocket maximums to the extent recognized under any welfare plan of the Company.

(c) Third-Party Beneficiaries. The provisions of this Section 4.4 are solely for the benefit of the Parties and no employee or former employee or any other Person shall be regarded for any purpose as a third-party beneficiary of this Section 4.4 or have any cause of action or claim based on this Section 4.4. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Company Benefit Plan, Purchaser Welfare Plan, or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Company, the Purchaser, or any of their respective Affiliates; (ii) alter or limit the ability of the Company, the Purchaser, or any of their respective Affiliates, as applicable, to amend, modify, or terminate any Company Benefit Plan or any Purchaser Welfare Plan; or (iii) confer upon any employee, former employee, or any other Person any right to employment or continued employment, benefits or continued service with the Company, the Purchaser, or any of their respective Affiliates.

Section 4.5 Director and Officer Liability and Indemnification. Unless required by law, for a period of six (6) years after the Closing, the Purchaser shall not, and shall not permit the Company to, amend, repeal or modify the provisions in the Company’s Organizational Documents relating to the exculpation or indemnification of any officers, directors, partners or managers in a manner that adversely impacts such officers’, directors’, partners’ or managers’ rights related to exculpation or indemnification as set forth in such Organizational Documents on the date hereof.

Section 4.6 Access to Books and Records. For a period of seven (7) years after the Closing Date or, if shorter, the applicable period specified in the Purchaser’s document retention policies that are in accordance with applicable law and not less than three (3) years, the Purchaser shall cause the Company to (a) preserve the books and records relating to the Company relating to periods prior to and including the Closing Date, and (b) upon reasonable notice afford the Seller Representative and its authorized agents reasonable access (for the purpose of examining and, at the Seller Representative’s sole expense, copying), during normal business hours and upon reasonable advance notice, to such books and records to the extent related to audit, accounting or Tax matters or any proceeding being actively contested or defended against by any Seller Party; provided, however, except as otherwise specified in this Agreement, that (x) the foregoing shall not apply in the context of any disputes, arbitration or other proceeding between or among the Parties; (y) the foregoing shall not apply with respect to any information which, in the good faith judgment of the Purchaser, the disclosure thereof would reasonably be expected to result in any violation of applicable law or cause any privilege (including attorney-client privilege) which the Purchaser or any of its Affiliates would be entitled to assert to be undermined with respect to such information, and (z) the Purchaser and the Company shall not be obligated to provide any Person with access to any books or records (including personnel files) pursuant to this Section 4.6 where such access would violate any law.

ARTICLE V

CLOSING DELIVERIES

Section 5.1 Deliveries by the Seller Parties. At the Closing, the Seller Parties and the Company (as applicable) shall deliver or cause to be delivered to the Purchaser the following items:

(a) all of the written consents to the Contracts set forth on Schedule 5.1(a);

(b) payoff letters, in form and substance reasonably satisfactory to the Purchaser, from all third party lenders to the effect that, upon receipt of payment under such payoff letters, each such lender shall have been paid in full for all Closing Date Indebtedness and any Liens relating thereto shall be released;

(c) a copy, duly executed by each Person listed on Schedule 5.1(c), of the employment agreements (the “Employment Agreements”);

(d) a copy, duly executed by each Person listed on Schedule 5.1(d), of the consulting agreements (the “Consulting Agreements”);

(e) a copy, duly executed by each Seller and each other Person listed on Schedule 5.1(e), of the non-competition, non-solicitation and non-disclosure agreements (the “Non-Compete Agreements”);

(f) appropriate documentation, in form and substance reasonably satisfactory to the Purchaser, from the applicable employees of the Company with respect to the satisfaction and termination of the Company’s restricted unit awards in accordance with this Agreement;

(g) assignment instruments, in form reasonably satisfactory to the Purchaser, sufficient to transfer to the Purchaser all legal and beneficial ownership of the Interests;

(h) resignations, effective as of the Closing Date, of the officers of the Company, as requested by the Purchaser at least three (3) Business Days prior to the Closing;

(i) a properly signed certification, dated as of the Closing Date, from each Seller pursuant to Treasury Regulations Section 1.1445-2(b)(2) and Section 1446(f) of the Code certifying that such Seller is not a “foreign person” as defined in Section 1445 of the Code;

(j) a certificate by the Secretary or any Assistant Secretary of the Company or other officer of the Company, dated the Closing Date, as to (i) the good standing of the Company in its jurisdiction of organization, (ii) the completeness of and lack of amendments to its charter documents and (iii) the effectiveness of any resolutions of the Company passed in connection with this Agreement and transactions contemplated hereby;

(k) the organizational record books, minute books and company seal of the Company;

(l) the Escrow Agreement, duly executed by the Seller Representative; and

(m) all other documents required to be entered into by any Seller pursuant to this Agreement or reasonably requested by the Purchaser to convey the partnership interests and/or other ownership interests in the Company to the Purchaser or to otherwise consummate the transactions contemplated by this Agreement.

Section 5.2 Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller Parties, the Seller Representative and the Company (as applicable) the following items:

(a) a certificate by the Secretary or any Assistant Secretary of the Purchaser or other officer of the Purchaser, dated the Closing Date, as to (i) the good standing of the Purchaser in its jurisdiction of organization and (ii) the effectiveness of any board resolutions of the Purchaser passed in connection with this Agreement and transactions contemplated hereby;

(b) the Escrow Agreement, duly executed by the Purchaser;

(c) a copy, duly executed by the Purchaser, of the Employment Agreements;

(d) a copy, duly executed by the Purchaser, of the Consulting Agreements;

(e) a copy, duly executed by the Purchaser, of the Non-Compete Agreements;

(f) the R&W Insurance Policy;

(g) all other documents required to be entered into or delivered by the Purchaser at or prior to the Closing pursuant to this Agreement.

ARTICLE VI

CLOSING

The consummation of the transactions contemplated by this Agreement is referred to in this Agreement as the “Closing.” The “Closing Date” will be the date on which the Closing occurs. The Closing shall take place at 10:00 a.m. local time at the offices of Troutman Sanders LLP, 600 Peachtree Street NE, Suite 3000, Atlanta, Georgia, or remotely via overnight courier, facsimile or electronic transmission of related documentation (such as by use of .pdf), on the date hereof, or on such other date or at such other time and place or by any such other method as the Parties mutually agree in writing. All proceedings to be taken and all documents to be executed and delivered by all parties hereto at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

ARTICLE VII

INDEMNIFICATION

Section 7.1 Indemnification Obligations of the Sellers. Subject to the provisions of this Article VII, the Seller Parties will, jointly and severally, indemnify, defend and hold harmless the Purchaser and each of its officers, managers, employees, agents and representatives and each of the Affiliates, heirs, executors, successors and assigns of any of the foregoing (collectively, the “Purchaser Indemnified Parties”) from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law) and damages actually incurred by a Purchaser Indemnified Party following the Closing Date (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) (the “Purchaser Losses”) arising out of or relating to:

(a) any breach or inaccuracy of any representation or warranty made by any Seller Party in this Agreement or in any of the Seller Ancillary Documents;

(b) any breach of any covenant, agreement or undertaking made by any Seller Party in this Agreement or in any of the Seller Ancillary Documents;

(c) any claim made by any former or current holder of any partnership interest or ownership interest in the Company, or any securities convertible into, exchangeable for or entitling the holder to receive any partnership interest or ownership interest in the Company, in connection with (i) the transactions contemplated by this Agreement or (ii) any rights relating to any partnership interest or ownership interest in the Company, any securities convertible into, exchangeable for or entitling the holder to receive any partnership interest or ownership interest in the Company, in either case, other than in connection with the Purchaser’s failure to pay the consideration payable pursuant to this Agreement in accordance with the terms hereof;

(d) the Closing Date Indebtedness, the Change of Control Payments or the Transaction Expenses, in each case, to the extent not reflected on the Final Closing Adjustment Statement; or

(e) any liability of the Company for any Taxes (and related losses, costs, and expenses) (i) of the Seller Parties for any taxable period, (ii) imposed on the Company for a Pre-Closing Tax Period and the portion of a Straddle Period ending on the Closing Date to the extent such Taxes are not reflected in the reserve for Tax liability included in the computation of Net Working Capital and reflected in the Final Closing Adjustment Statement, (iii) imposed on the Company as a result of its inclusion with any Person, prior to the Closing Date in a consolidated, combined, affiliated or unitary Tax group, or an integrated fiscal unit, by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state or local Law, (iv) of any Person for the Pre-Closing Tax Period imposed on the Company arising under the principles of transferee or successor liability, by contract or otherwise, or (v) for the Pre-Closing Tax Period and the portion of a Straddle Period ending on the Closing Date for which the Company is liable as a result of any tax sharing, tax indemnity or tax allocation agreement.

Section 7.2 Indemnification Obligations of the Purchaser. The Purchaser will indemnify and hold harmless the Seller Parties and each of their agents and representatives and each of the Affiliates, heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnified Parties”) from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages actually incurred by a Seller Indemnified Party following the Closing Date (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) (the “Seller Losses”) arising out of or relating to:

(a) any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement or in any of the Purchaser Ancillary Documents; or

(b) any breach of any covenant, agreement or undertaking made by the Purchaser in this Agreement or in any of the Purchaser Ancillary Documents.

Section 7.3 Indemnification Procedure.

(a) Promptly after receipt by a Purchaser Indemnified Party or a Seller Indemnified Party (hereinafter collectively referred to as an “Indemnified Party”) of notice by a third party (including any Governmental Entity) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from any other Party for any Purchaser Losses or any Seller Losses (as the case may be), such Indemnified Party will notify the Purchaser or the Seller Representative, as the case may be (the “Indemnifying Party”), promptly following the Indemnified Party’s receipt of such complaint or of notice of the commencement of such audit, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party will relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim. The Indemnifying Party will have the right, upon written notice delivered to the Indemnified Party within ten (10) days thereafter assuming full responsibility for any Purchaser Losses or Seller Losses (as the case may be) resulting from such audit, investigation, action or proceeding, to assume the defense of such audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel; provided, however, that, the Indemnifying Party will not have the right to assume such defense if (i) in the reasonable opinion of counsel for the Indemnified Party, there is a reasonable likelihood of a material conflict of interest between the Indemnifying Party and the Indemnified Party, (ii) the claim for indemnification relates to or arises in connection with a criminal proceeding or any non-criminal proceeding the adverse determination of which, in the reasonable opinion of the Indemnified Party, could reasonably be expected to have a material adverse effect on the Indemnified Party or any of its Affiliates, (iii) the principal relief sought by such action is an injunction or equitable relief against the Indemnified Party, (iv) the Purchaser reasonably believes that the Purchaser Losses relating to such claim could exceed the maximum amount that the Purchaser Indemnified Parties could then be entitled to receive under this Article VI or (v) the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such audit, investigation, action or proceeding. Should an Indemnifying Party assume the defense of a third-party claim in accordance with this Section 7.3, the Indemnifying Party shall not be liable to the Indemnified Party for any of the Indemnified Party’s legal expenses incurred by the Indemnified Party in connection with the investigation or defense thereof. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such ten (10) day period, or if the Indemnifying Party is otherwise not entitled to assume such defense, then such Indemnified Party may employ counsel to represent or defend it in any such audit, investigation, action or proceeding and the Indemnifying Party will reimburse the Indemnified Party for the reasonable fees and disbursements of such counsel upon the final, non-appealable resolution of such audit, investigation, action, or proceeding; provided, however, that the Indemnifying Party will not be required to reimburse the Indemnified Party for the fees and disbursements of more than one (1) counsel for all Indemnified Parties in any jurisdiction in any single audit, investigation, action or proceeding. In any audit, investigation, action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, will have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, will at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of the defense of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless such settlement, compromise or consent (i) includes an unconditional release of the Indemnifying Party from all liability arising out of such claim and (ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnifying Party. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent includes an unconditional release of the Indemnified Party from all liability arising out of such claim, does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party and does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c) In the event an Indemnified Party claims a right to indemnification pursuant to this Article VII, such Indemnified Party will send written notice of such claim to the appropriate Indemnifying Party. Such notice will specify the basis for such claim and the facts and circumstances concerning such claim, describe the amount thereof, if known, or a good faith estimate of such amount, and the method of computation of such amount, all with reasonable particularity. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party will establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) and, within ten (10) Business Days of the final determination of the merits and amount of such claim, the Indemnifying Party will pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder.

Section 7.4 Survival. The representations and warranties of the Seller Parties contained herein shall not be extinguished by the Closing, but shall survive the Closing for, and all claims for indemnification in connection therewith shall be asserted not later than twelve (12) months following the Closing Date; provided, however, that (a) each of the Fundamental Representations shall survive without limitation as to time, and the period during which a claim for indemnification may be asserted in connection therewith shall continue indefinitely, and (b) each of the representations and warranties contained in Section 3.1 (Organization), Section 3.2 (Authorization) and Section 3.5 (No Brokers) shall survive without limitation as to time, and the period during which a claim for indemnification may be asserted in connection therewith shall continue indefinitely. The covenants and agreements of the Parties hereunder that require performance at or prior to the Closing shall terminate immediately following the Closing; provided, however, that all other covenants and agreements of the Parties shall survive without limitation as to time, and the period during which a claim for indemnification may be asserted in connection therewith shall continue indefinitely. Notwithstanding the foregoing, if, prior to the close of business on the last day a claim for indemnification may be asserted hereunder, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

Section 7.5 Liability Limits. Notwithstanding anything to the contrary set forth herein:

(a) The liability of the Seller Parties for Purchaser Losses with respect to any claims made pursuant to Section 7.1(a) shall be limited to 50% of such Purchaser Losses; provided, however, that the liability of the Seller Parties for Purchaser Losses arising out of Fraud or breaches of the Fundamental Representations shall not be subject to such limitation.

(b) The total aggregate amount of the liability of the Seller Parties for Purchaser Losses with respect to any claims made pursuant to Section 7.1(a) shall be limited to TWO HUNDRED THOUSAND DOLLARS ($200,000) (the “Cap Amount”); provided, however, that the liability of the Seller Parties for Purchaser Losses arising out of Fraud or breaches of the Fundamental Representations shall not be subject to the Cap Amount; provided, further, that, the maximum amount of Purchaser Losses that the Purchaser Indemnified Parties shall be entitled to recover from each Seller Party under this Article VIII (including Purchaser Losses arising out of breaches of the Fundamental Representations) shall not exceed the aggregate portion of the Purchase Price actually received by such Seller Party and its Affiliates.

(c) Any funds remaining in the Indemnification Escrow Fund on the date that is twelve (12) months after the Closing Date shall be released to the Sellers; provided, however, that the Escrow Agent shall continue to hold any funds that are the subject of asserted but unresolved claims pursuant to the terms of the Escrow Agreement.

(d) The R&W Insurance Policy is the sole and exclusive remedy in respect of Purchaser Losses for indemnification under Section 7.1(a) other than the Indemnification Escrow Fund and the Sellers shall not have aggregate liability in respect of Purchaser Losses under Section 7.1(a) in excess of the Cap Amount, in each case, except in the case of Purchaser Losses arising out of Fraud or the Fundamental Representations. Prior to seeking indemnification under this Article VII for Purchaser Losses resulting from or relating to Section 7.1(a) or Section 7.1(e), a Purchaser Indemnified Party shall first make a claim to seek recovery under the R&W Insurance Policy to the same extent as they would if such Purchaser Losses were not subject to indemnification hereunder, except to the extent that such Purchaser Losses result from or relate to Fraud. For the avoidance of doubt, nothing set forth in this Section 7.5(d) shall require a Purchaser Indemnified Party to file suit or pursue or initiate litigation, mediation or any other applicable proceedings against the insurer under the R&W Insurance Policy prior to seeking indemnification under this Article VII.

(e) The Purchaser, on behalf of Purchaser Indemnified Parties, agrees that the R&W Insurance Policy expressly excludes any subrogation rights to pursue any claim against the Seller Parties other than with respect to the Fraud of any Seller Party.

(f) If any Purchaser Losses or Seller Losses sustained by an Indemnified Party are covered by an insurance policy (other than the R&W Insurance Policy), or an indemnification, contribution, or similar obligation of another Person (other than an Affiliate of such Indemnified Party), the Indemnified Party shall use commercially reasonable efforts to collect such insurance proceeds or indemnity, contribution, or similar payments; provided, however, that no Indemnified Party shall be required to institute any legal proceeding against any third party. The amount of any Purchaser Losses or Seller Losses subject to indemnification under Section 7.1 or Section 7.2, as applicable, shall be determined net of any third-party insurance or indemnity, contribution or similar proceeds that have actually been recovered in cash by the Indemnified Party after deducting therefrom all deductible amounts, increases in premiums specifically tied to such recoveries and out-of-pocket costs and expenses of such recoveries in connection with the facts giving rise to the right of indemnification. If any Indemnified Party actually receives such insurance proceeds or indemnity, contribution, or similar payments after the settlement of any indemnification claim under Section 7.1 or Section 7.2, as applicable, such Indemnified Party shall refund to the Indemnifying Party the amount of such insurance proceeds or indemnity, contribution, or similar payments, up to the amount actually received in connection with such indemnification claim.

(g) No Purchaser Indemnified Parties shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity in respect of any one Purchaser Loss or related group of Purchaser Losses if recovery is obtainable, or has already been obtained, pursuant to Section 1.4.

Section 7.6 Materiality. For purposes of this Article VIII, any breach or inaccuracy of any representation or warranty (other than Section 2.8, Section 2.10(a), and the first sentence of Section 2.21) shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

Section 7.7 Tax Treatment of Indemnification. For all Tax purposes, the Parties agree to treat (and shall cause each of their respective Affiliates to treat) any indemnity payment under this Agreement as an adjustment to the Purchase Price.

Section 7.8 Exclusive Remedy. The Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from Fraud on the part of a Party in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VIII (except for disputes under Section 1.4 or Section 1.5, which disputes will be resolved in accordance with the dispute mechanisms set forth in Section 1.4 or Section 1.5, as applicable); provided, however, nothing in this Section 7.8 shall limit (a) any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled, (b) any Person’s right to enforce such Person’s rights under any Seller Ancillary Document or Purchaser Ancillary Document, or (c) the Purchaser’s right to recover any Purchaser Losses under the R&W Insurance Policy.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.1 Notices. All notices, communications and deliveries under this Agreement will be made in writing signed by or on behalf of the Party making the same, will specify the Section under this Agreement pursuant to which it is given or being made, and will be delivered personally or by email transmission or sent by registered or certified mail (return receipt requested) or by a national overnight courier service (with evidence of delivery and postage and other fees prepaid) as follows:

To the Purchaser:	Repay Holdings, LLC
3 West Paces Ferry Road, Suite 200
Atlanta, Georgia 30305
Attn: Tyler B. Dempsey, General Counsel
Email: tdempsey@repay.com

with a copy to:	Troutman Sanders LLP
600 Peachtree Street NE, Suite 3000
Atlanta, Georgia 30308
Attn: Brendan J. Thomas
Email: brendan.thomas@troutman.com

To any Seller Party:	CDT Holdings, LLC
5805 Arminta Avenue
Frisco, TX 75034
Attn: Christopher Blake Sanders
Email: csanders@ventanex.com

with a copy to:	Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Attn: Blaine Statham
Email: blaine.statham@haynesboone.com

or to such other representative or at such other address of a Party as such Party may furnish to the other Parties in writing. Any such notice, communication or delivery will be deemed given or made (a) on the date of delivery if delivered in person, (b) on the first (1st) Business Day after delivery to an appropriate customer service representative if sent by overnight courier, (c) upon transmission by e-mail of a PDF document, and if not transmitted during normal business hours, the next Business Day after transmission or (d) on the third (3rd) Business Day after it is mailed by registered or certified mail.

Section 8.2 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Schedules and Exhibits mean the Articles and Sections of, and Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 8.3 Assignment; Successors in Interest. No assignment or transfer by any Party of such Party’s rights and obligations under this Agreement will be made except with the prior written consent of the other Parties to this Agreement; provided that the Purchaser shall, without the obligation to obtain the prior written consent of any other Party to this Agreement, be entitled to assign this Agreement or all or any part of its rights or obligations hereunder to any one (1) or more Affiliates of the Purchaser, any purchaser or transferee of all or substantially all of the assets or business of the Purchaser or the Company and/or as collateral to any Person providing financing for the transactions contemplated by this Agreement, the Company or the Business. Notwithstanding the forgoing, if any transfer is made by the Purchaser to assign part or all of its rights hereunder to one or more of its Affiliates or to any purchaser or transferee of all or substantially all of the assets of the Purchaser or the Company, (a) such purchaser or transferee shall agree in writing to assume all of the Purchaser’s obligations under this Agreement, and (b) despite such transfer and assumption, the Purchaser shall remain responsible to the Selling Parties for the performance of such obligations. This Agreement will be binding upon and will inure to the benefit of the Parties and their successors and permitted assigns, and any reference to a Party will also be a reference to a successor or permitted assign.

Section 8.4 Number; Gender; Currency. Whenever the context so requires, the singular number will include the plural and the plural will include the singular, and the gender of any pronoun will include the other genders. Unless otherwise specified to the contrary, all references to “dollars” or “$” are references to U.S. dollars.

Section 8.5 Captions. The titles, captions and table of contents contained in this Agreement are inserted in this Agreement only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement. Unless otherwise specified to the contrary, all references to Articles and Sections are references to Articles and Sections of this Agreement and all references to Schedules or Exhibits are references to Schedules and Exhibits, respectively, to this Agreement.

Section 8.6 Controlling Law; Amendment. This Agreement will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without reference to its choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the Parties.

Section 8.7 Consent to Jurisdiction, Etc. Each of the Parties hereby irrevocably consents and agrees that, subject to Section 1.4(c) and
Section 1.5(g), any action, suit or proceeding arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document (for purposes of this Section, a “Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware. The Parties agree that, after a Legal Dispute is before a court as specified in this Section 8.7 and during the pendency of such Legal Dispute before such court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including, without limitation, any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each of the Parties hereby waives, and agrees not to assert, as a defense in any legal dispute, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such court or that its property is exempt or immune from execution, that the action, suit or proceeding is brought in an inconvenient forum or that the venue of the action, suit or proceeding is improper. Each Party hereto agrees that a final judgment in any action, suit or proceeding described in this Section 8.7 after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws.

Section 8.8 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by law, the Parties waive any provision of law which renders any such provision prohibited or unenforceable in any respect.

Section 8.9 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which will be deemed an original, and it will not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one (1) of such counterparts. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 8.10 Enforcement of Certain Rights. Nothing expressed or implied in this Agreement is intended, or will be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in such Person being deemed a third party beneficiary of this Agreement.

Section 8.11 Waiver. Any agreement on the part of a Party to any extension or waiver of any provision of this Agreement will be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty will not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act will not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

Section 8.12 Integration. This Agreement and the documents executed pursuant to this Agreement supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter of this Agreement and constitute the entire agreement between the Parties.

Section 8.13 Cooperation Following the Closing. Following the Closing, each of the Parties shall deliver to the others such further information and documents and shall execute and deliver to the others such further instruments and agreements as the other Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to the other Party the benefits of this Agreement.

Section 8.14 Transaction Costs. Except as otherwise expressly provided herein, (a) the Purchaser will pay its own fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) the Seller Parties will pay the fees, costs and expenses of the Seller Parties and the Company incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of their financial advisors, accountants and counsel.

Section 8.15 Certain Definitions. As used in this Agreement:

(a) “Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

(b) “Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in Atlanta, Georgia or Dallas, Texas.

(c) “Code” means the Internal Revenue Code of 1986, as amended.

(d) “Company Benefit Plan” means each Employee Benefit Plan sponsored or maintained or required to be sponsored or maintained at any time by the Company or any ERISA Affiliate, to which the Company or any ERISA Affiliate makes or has made, or has or has had an obligation to make, contributions at any time or with respect to which the Company or any ERISA Affiliate has or, within the last six (6) years immediately preceding the calendar year in which the Closing Date occurs, has had any liability (contingent or otherwise).

(e) “Company Intellectual Property” means the Intellectual Property (including Software) that is owned by or licensed to the Company.

(f) “Contract” means contracts, agreements, leases, licenses, commitments or other instruments.

(g) “Control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlling” and “Controlled” have meanings correlative to the foregoing.

(h) “Disclosure Schedules” means, as the context requires, the Company Disclosure Schedules and/or the Purchaser Disclosure Schedules and any other schedules required to be delivered hereunder.

(i) “Employee Benefit Plan” means, with respect to any Person, each plan, fund, program, agreement, arrangement or scheme that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions or otherwise has or, within the last six (6) years immediately preceding the calendar year in which the Closing Date occurs, has had any liability (contingent or otherwise) providing for employee benefits or for the remuneration, direct or indirect, of current or former employees, managers, contractors, directors or officers of such Person or the spouses, dependents or beneficiaries of any of them (whether written or oral), including, without limitation, each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option, phantom right or unit and other equity compensation plan, “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA); each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA); each employment, retention, severance, termination pay or change of control plan or agreement, health, vacation, supplemental unemployment benefit, hospitalization insurance, medical, dental, legal, fringe benefit and each other employee benefit plan, fund, program, agreement or arrangement, determined without regard to whether such plan, fund, program, agreement or arrangement is subject to ERISA.

(j) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(k) “ERISA Affiliate” means any Person or trade or business (whether incorporated or unincorporated), that, together with the Company is or at any relevant time should be treated as a “single employer” within the meaning of Section 414 of the Code.

(l) “Fraud” means all of the following elements: (i) a representation or warranty made by a Party in this Agreement or any Purchaser Ancillary Document or Seller Ancillary Document of a fact that is false, (ii) such Party had actual knowledge that such representation or warranty was false when made, (iii) such representation or warranty is made with the intent to deceive, and (iv) such reliance by such other Person was justifiable.

(m) “Fundamental Representations” means the representations and warranties contained in Section 2.1 (Organization), Section 2.2 (Authorization), Section 2.3 (Capitalization), Section 2.4 (Subsidiaries), Section 2.5 (Absence of Restrictions and Conflicts), Section 2.14 (Tax Returns; Taxes), and Section 2.25 (Brokers, Finders and Investments Bankers).

(n) “GAAP” means the United States generally accepted accounting principles.

(o) “GLBA” means the Financial Services Modernization Act of 1999, as amended from time to time, together with all regulations promulgated thereunder.

(p) “Governmental Entity” means any federal, state, local or foreign government or any court, administrative or regulatory agency or commission or other governmental authority or agency or political subdivision thereof.

(q) “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended from time to time, together with all regulations promulgated thereunder.

(r) “HITECH” means the Health Information Technology for Economic and Clinical Health Act, as amended from time to time, together with all regulations promulgated thereunder.

(s) “Immediate Family” means, with respect to any specified Person that is an individual, such Person’s spouse, parents, children, and siblings, or any other relative of such Person that shares such Person’s home.

(t) “Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures and trade secrets throughout the world; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all Software, databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (vii) any similar or equivalent rights to any of the foregoing anywhere in the world.

(u) “Knowledge” means, with respect to the Seller Parties, the actual knowledge of each of the individuals listed on Schedule 8.15(u), after reasonable inquiry.

(v) “Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to the assets, liabilities, results of operations, business or prospects of the Company, taken as a whole, but excluding facts, events, changes, results, circumstances, occurrences, or developments, either alone or taken together, relating to or arising from (i) the United States or worldwide economy or credit, currency, oil, financial, banking, securities or capital markets (including any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the transactions contemplated by this Agreement or any disruption thereof and any decline in the price of any security, commodity or market index), (ii) any national or international political, regulatory or social conditions, including acts of terrorism, sabotage, cyber-attack, military action, national emergency or war (whether or not declared), or any escalation or worsening thereof, (iii) the industries or markets in which the Company operates or conducts its business generally, (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, pandemic, weather condition, explosion or fire or other force majeure event or act of God, whether or not caused by any Person, or any national or international calamity or crisis, (v) the negotiation or execution of this Agreement or the announcement, pendency, or performance of this Agreement or the transactions contemplated hereby or the identity, nature or ownership of the Purchaser, including the impact thereof on the relationships, contractual or otherwise, of the Company with any of its business relations or employees, or (vi) any changes or prospective changes in law; provided, however, with respect to clauses (i), (ii), (iii), (iv) or (vi), only if such fact, event, change, result, circumstance, occurrence or development does not have a disproportionate effect on the Company as a whole as compared to the other participants in the industries in which the Company operates.

(w) “Modified Cash Basis” means the method of accounting used by the Company, pursuant to which (i) revenue is recognized primarily one (1) month in arrears, as invoiced (i.e. the month following delivery of service), (ii) cost of revenue is primarily recognized one month in arrears, as invoiced or paid, (iii) payroll expenses are recognized bimonthly for salaried employees and every two weeks for hourly employees, (iv) other operating expenses are generally recognized as paid, and (v) expense on credit cards are recognized as invoiced.

(x) “Organizational Documents” means (i) the certificate or articles of incorporation, organization or formation and the by-laws, partnership agreement or operating or limited liability company agreement (as applicable), and (ii) any documents comparable to those described in clause (i) as may be applicable pursuant to any applicable law.

(y) “Payment Network” means MasterCard International, Inc., VISA U.S.A., Inc., VISA International, Inc., Discover, JCB, American Express, NACHA and any other card association, payment network or similar entity.

(z) “PCI DSS” means the information security standard maintained by the PCI Security Standards Council and applicable to organizations that handle payment and/or personal information.

(aa) “Permitted Liens” means (i) Liens for Taxes of Governmental Entities not yet due and payable, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Liens arising or incurred in the ordinary course of business or by operation of law if the underlying obligations are not delinquent, and (iii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation.

(bb) “Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or Governmental Entity.

(cc) “Privacy and Security Requirements” means (a) all federal, state, local, foreign or other law, statute, ordinance, regulation, rule, regulatory or administrative guidance, order, constitution, treaty, principle of common law or other restriction of any Governmental Entity relating to the generation, collection, privacy, security, transmission, use, de-identification, re-identification, and disclosure of Sensitive Data used, collected, maintained or transmitted by the Company, including if applicable to the Company, but not limited to, the General Data Protection Regulation (Regulation (EU) 2016/679), as amended, HIPAA, HITECH, GLBA, and (b) the Company’s policies and notices relating to Sensitive Data (e.g., posted privacy policies; posted policies or notices concerning the security of Sensitive Data; and internal policies and standards concerning the treatment and/or the security of Sensitive Data).

(dd) “R&W Insurance Provider” means the insurers listed in the R&W Insurance Policy.

(ee) “Sensitive Data” means accountholder or cardholder data, sensitive authentication data that must be protected in accordance with PCI DSS requirements, any information or data that alone or together with any other data or information relates to an identified or identifiable natural person and any other information or data considered to be personally identifiable information or nonpublic personal information under the GLBA, HIPAA, HITECH or under any other applicable law or regulation.

(ff) “Software” means any computer software program, together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human-readable form, including all comments, documents and any procedural code.

(gg) “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, 50% of more of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, 50% or more of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a 50% or more ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated 50% or more of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity.

(hh) “Tax” or “Taxes” shall mean any and all taxes, charges (including customs duties or fines), fees, levies, imposts, duties or other similar assessments, imposed by or payable to any Governmental Entity, including any gross income, net income, alternative or add-on minimum, franchise, profits or excess profits, gross receipts, estimated, capital, goods, services, documentary, use, transfer, ad valorem, business rates, value added, sales, customs, real or personal property, escheat, unclaimed property, capital stock, license, payroll, withholding or back-up withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, occupancy, gains and environmental taxes, together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto.

(ii) “Tax Return” shall mean any report, return, declaration, claim for refund, or other information supplied or required to be supplied to a Governmental Entity in connection with Taxes, including any schedule or attachment thereto, including estimated returns and reports of every kind, and including any amendment thereof.

Section 8.16 Seller Representative.

(a) In order to administer efficiently the determination of the Final Closing Adjustment Statement, the Final Earnout Statement, the defense and/or settlement of any indemnification obligations of the Seller Parties and any other obligations of the Seller Parties contained in this Agreement, the Seller Parties hereby irrevocably appoint Holdings as representative, agent and attorney-in-fact (the “Seller Representative”) for each Seller Party (i) to give and receive notices and communications relating to the transactions and other matters contemplated by this Agreement, the Seller Ancillary Documents and the Purchaser Ancillary Documents, including those relating to the determination of the Final Closing Adjustment Statement, the determination of the Final Earnout Statement, indemnification claims, and any other claims or obligations contained in this Agreement, (ii) to make decisions on behalf of the Seller Parties with respect to the transactions and other matters contemplated by this Agreement, the Seller Ancillary Documents, including regarding (A) the determination of the Final Closing Date Balance Sheet, (B) the determination of the Final Earnout Statement, (C) indemnification claims, (D) amendments to this Agreement, the Seller Ancillary Documents, or the Purchaser Ancillary Documents, (E) the preparation and review of any Tax Returns and (F) the defense of third party suits that may be the subject of indemnification claims, and to negotiate, enter into settlements and compromises of, and demand litigation or arbitration with respect to such third party suits or claims by the Purchaser for indemnification, or any other claims contained in this Agreement, and (iii) to take other actions on behalf of any Seller Party as contemplated by this Agreement, the Seller Ancillary Documents, or the Purchaser Ancillary Documents, including the exercise of all rights granted to any Seller Party under this Agreement, the Seller Ancillary Documents, or the Purchaser Ancillary Documents.

(b) In the event that the Seller Representative becomes unable to perform its responsibilities hereunder or resigns from such position, the Seller Parties shall, by election of the Seller Parties (or, if applicable, their respective heirs, legal representatives, successors and assigns) who held a majority in interest of the voting power of the Company prior to the Closing, select another representative to fill such vacancy and such substituted representative shall be deemed to be the Seller Representative for all purposes of this Agreement.

(c) All decisions and actions by the Seller Representative, including the defense or settlement of any claims for which any Seller Parties may be required to indemnify the Purchaser pursuant to Article VIII hereof, shall be binding upon all of the Seller Parties, and no Seller Party shall have the right to object, dissent, protest or otherwise contest the same.

(d) Each Seller Party agrees that:

(i) he, she or it shall not have any cause of action against the Seller Representative for any action taken or not taken, decision made or instruction given by the Seller Representative under this Agreement, except for fraud, gross negligence, willful misconduct or bad faith by the Seller Representative;

(ii) he, she or it shall indemnify and hold harmless the Seller Representative from all loss, liability or expense (including the reasonable fees and expenses of counsel) arising out of or in connection with the Seller Representative’s execution and performance of this Agreement, except for fraud, gross negligence, willful misconduct or bad faith by the Seller Representative; provided, however, that no Seller Party shall be liable under this Section 8.16(d)(ii) in an amount in excess of the amount of the Purchase Price actually received by such Seller Party and its Affiliates pursuant to this Agreement;

(iii) the provisions of this Section 8.16 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies any Seller Party may have in connection with the transactions contemplated by this Agreement, the Seller Ancillary Documents or the Purchaser Ancillary Documents;

(iv) the remedy at law for any breach of the provisions of this Section 8.16 would be inadequate; and

(v) the provisions of this Section 8.16 shall be binding upon the successors and assigns of each Seller Party.

(e) Any decision, act, consent or instruction of the Seller Representative relating to this Agreement, the Seller Ancillary Documents, or the Purchaser Ancillary Documents shall constitute a decision for all Seller Parties, and shall be final, binding and conclusive upon the Seller Parties, and the Purchaser may rely upon any such decision, act, consent or instruction of the Seller Representative as being the decision, act, consent or instruction of every Seller Party. Each Seller Party acknowledges and agrees that Mr. Sanders has the authority to act on behalf of the Seller Representative, and the Purchaser may rely upon any decision, act, consent or instruction of Mr. Sanders in his capacity as a representative of the Seller Representative as being the decision, act, consent or instruction of the Seller Representative for all purposes.

(f) The Seller Representative hereby accepts its obligations under this Agreement. The Seller Representative shall have only the duties expressly stated in this Agreement and the Escrow Agreement, and shall have no other duty, express or implied. The Seller Representative is not, by virtue of serving as Seller Representative, a fiduciary of the Seller Parties or any other Person. The Seller Representative, solely in its capacity as such, has no personal responsibility or liability for any representation, warranty or covenant of the Company or the Seller Parties.

(g) The Seller Representative shall not be liable to any Seller Party for any action taken or omitted by it or any agent employed by it hereunder or under any other document entered into in connection herewith, except that the Seller Representative shall not be relieved of any liability imposed by law for fraud, gross negligence, willful misconduct or bad faith. The Seller Representative shall not be liable to the Seller Parties for any apportionment or distribution of payments made by the Seller Representative in good faith, and, if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Seller Party to whom payment was due, but not made, shall be to recover from other Seller Parties any payment in excess of the amount to which they are determined to have been entitled. The Seller Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement. Neither the Seller Representative nor any agent employed by it shall incur any liability to any Seller Party by virtue of the failure or refusal of the Seller Representative for any reason to consummate the transactions contemplated hereby or relating to the performance of its other duties hereunder, except for actions or omissions constituting fraud, gross negligence, willful misconduct or bad faith.

(h) The Seller Representative Expense Fund Amount shall be withheld in an account maintained by the Seller Representative (or a financial institution selected by the Seller Representative) as a fund for the fees and expenses (including any legal fees and expenses) incurred by the Seller Representative in connection with the negotiation and execution of this Agreement and the Escrow Agreement and the completion of the transactions contemplated hereby and thereby, and the payment of other obligations of the Seller Representative and the Seller Parties related thereto (the “Seller Representative Expense Fund”). Any balance of the Seller Representative Expense Fund not utilized for such purposes is to be returned to the Sellers based upon each such Seller’s pro rata share of such amount in accordance with the ownership percentages set forth on Schedule 1.1. For the avoidance of doubt, all amounts returned to the Sellers pursuant to this Section 8.16(h) shall be net of the aggregate amount of any Change of Control Payments due and payable with respect to such amounts returned (which shall include the employer portion of any employment, payroll or other Tax withholdings or similar Taxes thereon), which aggregate amount shall be paid by the Seller Representative to the Company, and the Company shall pay such amount to the applicable payee(s) at such same time. In the event that the Seller Representative Expense Fund Amount shall be insufficient to satisfy the fees and expenses of, and other amounts payable by, the Seller Representative, and in the event there are any remaining funds in the Adjustment Escrow Amount or the Indemnity Escrow Amount to which the Seller Representative is entitled to distribution pursuant to the terms of this Agreement and the Escrow Agreement on behalf of the Sellers, then immediately prior to the final distribution from the Adjustment Escrow Amount or the Indemnity Escrow Amount to the Seller Representative on behalf of the Seller Parties pursuant to this Agreement and the Escrow Agreement, the Seller Representative shall be entitled to recover any such expenses from the Adjustment Escrow Amount and the Indemnity Escrow Amount to the extent of such funds prior to the distribution of funds to the Seller Parties. The Seller Representative shall also be entitled to recover any remaining expenses directly from the Seller Parties, and the Seller Representative shall not have any obligation to personally advance funds in connection with the performance of any duties as the Seller Representative under this Agreement.

(i) The Seller Representative shall not be entitled to and shall not charge or collect from the Seller Parties or any other Person any fees or other compensation for its services as the Seller Representative under this Agreement. The Seller Representative, however, shall be entitled to reimbursement from the Sellers (based on their pro rata share of such expenses in accordance with the ownership percentages set forth on Schedule 1.1) for its reasonable out-of-pocket expenses incurred in connection with its services as the Seller Representative under this Agreement.

Section 8.17 Continuing Representation; Privileges. Each of the Parties, on its own behalf and on behalf of its representatives and Affiliates, acknowledges and agrees that at all times relevant hereto prior to the Closing, H&B has represented the Company. If, subsequent to the Closing, any dispute were to arise between the Seller Parties and/or the Seller Representative, on the one hand, and the Purchaser or its Affiliates (including the Company), on the other hand, relating in any manner to this Agreement or any of the transactions contemplated herein (a “Dispute”), the Purchaser, on its own behalf and on behalf of its representatives and Affiliates)

hereby consents to H&B’s representation of the Seller Parties and/or the Seller Representative in connection with any such Dispute, including matters that are adverse or potentially adverse to the interests of the Purchaser or the Company. The Purchaser (on its own behalf and on behalf of its representatives and Affiliates) also acknowledges and agrees that H&B has been and will be providing legal advice to the Company in connection with this Agreement and any transactions contemplated herein and in such capacity, will have had confidential and/or privileged communications between H&B, on the one hand, and the Company and/or the Seller Parties and/or the Seller Representative, on the other hand, including written and electronic communications between or among H&B, the directors, officers, equityholders, accounting firm, and/or employees of the Company, relating to this Agreement and any transactions contemplated herein which predate the Closing (collectively, the “Privileged Materials”). The Purchaser further acknowledges and agrees that, at and after the Closing, the Privileged Materials belong solely to the Seller Representative and any privilege or other right related to the Privileged Materials, including the attorney-client privilege and the expectation of client confidences, shall be owned and controlled solely by the Seller Representative and shall not pass to or be claimed by the Purchaser or its Affiliates (including the Company). In furtherance of the foregoing, each of the Parties agrees to take the steps necessary to ensure that any and all privileges attaching to the Privileged Materials shall survive the Closing, remain in effect and be owned and controlled solely by the Seller Representative. The Purchaser also agrees that it will not directly or indirectly obtain or seek to obtain from H&B any such Privileged Materials, unless such Privileged Materials are relevant and necessary, in the reasonable judgment of the Company, to litigation between the Company and any party other than the Seller Parties, the Seller Representative or their respective Affiliates, and agrees not to access, review, use or rely on any Privileged Materials in any Dispute involving any of the Parties after the Closing; provided, however, that the Purchaser also agrees that neither the Purchaser nor its representatives and Affiliates may waive any privileges as to any Privileged Materials without the prior written consent of the Seller Representative.

Section 8.18 No Reliance. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE II (INCLUDING THE RELATED PORTION OF THE COMPANY DISCLOSURE SCHEDULES), THE PURCHASER ACKNOWLEDGES AND AGREES THAT NEITHER THE SELLER PARTIES NOR ANY OF THEIR RESPECTIVE DIRECT OR INDIRECT AFFILIATES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO THE PURCHASER OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES, OR THE PURCHASER’S OR ANY OF ITS AFFILIATES’ OR REPRESENTATIVES’ USE OF THE CONFIDENTIAL INFORMATION MEMORANDUM PREPARED BY LEONIS PARTNERS AND ANY INFORMATION, DOCUMENT OR MATERIAL MADE AVAILABLE TO THE PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN CERTAIN “DATA ROOMS” AND ONLINE “DATA SITES,” MANAGEMENT PRESENTATIONS OR ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (NOR HAS THE PURCHASER RELIED ON ANY SUCH INFORMATION IN DETERMINING TO ENTER INTO THIS AGREEMENT). IN CONNECTION WITH THE PURCHASER’S REVIEW AND ANALYSIS OF THE COMPANY, THE PURCHASER (EITHER DIRECTLY OR THROUGH ITS REPRESENTATIVES) MAY HAVE RECEIVED FROM OR ON BEHALF OF THE COMPANY AND/OR REPRESENTATIVES THEREOF CERTAIN ESTIMATES, FORECASTS, BUDGETS, PLANS AND PROJECTIONS (EITHER FINANCIAL OR OTHERWISE). EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE II (INCLUDING THE RELATED PORTION OF THE COMPANY DISCLOSURE SCHEDULES), THE PURCHASER ACKNOWLEDGES AND AGREES THAT (I) THERE ARE UNCERTAINTIES

INHERENT IN ATTEMPTING TO MAKE SUCH ESTIMATES, FORECASTS, BUDGETS, PLANS AND PROJECTIONS, (II) THE PURCHASER IS FAMILIAR WITH SUCH UNCERTAINTIES, (III) THE PURCHASER HAS NOT RELIED UPON THE ESTIMATES, FORECASTS, BUDGETS, PLANS OR PROJECTIONS FURNISHED TO THEM, (IV) THE PURCHASER IS TAKING FULL RESPONSIBILITY FOR MAKING ITS OWN EVALUATION OF THE ADEQUACY AND ACCURACY OF ALL ESTIMATES, FORECASTS, BUDGETS, PLANS AND PROJECTIONS SO FURNISHED TO THE PURCHASER (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, FORECASTS, BUDGETS, PLANS AND PROJECTIONS), AND (V) THAT THE PURCHASER SHALL NOT HAVE ANY CLAIM, NOR SHALL THE PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES ASSERT ANY CLAIM, AGAINST THE SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT THERETO.

[Signatures Appear on the Following Pages]

IN WITNESS WHEREOF, the Parties have duly executed, or caused this Agreement to be duly executed, as of the date first above written.

PURCHASER:

REPAY HOLDINGS, LLC

By:	/s/ John A. Morris
Name:	John A. Morris
Title:	CEO

SELLERS:

CDT HOLDINGS, LLC

By:	/s/ Christopher Blake Sanders
Name:	Christopher Blake Sanders
Title:	CEO

PAYRESOURCE, LLC

By:	/s/ Dennis Stuart Magill, Sr.
Name:	Dennis Stuart Magill, Sr.
Title:	CEO

/s/ Christopher Blake Sanders
Christopher Blake Sanders

/s/ Dennis Stuart (Toby) Magill, Jr.
Dennis Stuart (Toby) Magill, Jr.

[Signature Page to Securities Purchase Agreement]

PRINCIPAL:

/s/ Dennis Stuart Magill, Sr.
Dennis Stuart Magill, Sr.

SELLER REPRESENTATIVE:

CDT HOLDINGS, LLC

By:	/s/ Christopher Blake Sanders
Name:	Christopher Blake Sanders
Title:	CEO

[Signature Page to Securities Purchase Agreement]